Exhibit 2.1
EXECUTED VERSION

AGREEMENT AND PLAN OF MERGER
by and among
TRINET GROUP, INC.,
GIN ACQUISITION, INC.
and
GEVITY HR, INC.

Dated as of March 4, 2009

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INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	Section 6.04(b)
Acquisition Proposal	Section 9.05(a)
Action	Section 3.11
Affected Employees	Section 3.12(a)
Affiliate	Section 9.05(a)
Agreement	Preamble
Alternative Financing	Section 6.18(c)
Antitrust Laws	Section 9.05(a)
Articles of Merger	Section 1.03
Assumed Client Obligations	Section 9.05(a)
Assumed Client Prepayment Obligations	Section 9.05(a)
Authorized Recipients	Section 9.05(a)
Board Recommendation	Recitals
Business Day	Section 9.05(a)
Capitalization Date	Section 3.03(a)
Certificate	Section 2.01(a)
Change of Board Recommendation	Section 6.04(c)
Client	Section 9.05(a)
Client Funds	Section 9.05(a)
Closing	Section 1.02
Closing Date	Section 1.02
COBRA	Section 3.12(h)
Code	Section 3.12(b)
Commitment Letters	Section 4.07
Company	Preamble
Company Board	Recitals
Company Common Stock	Section 2.01(a)
Company Disclosure Letter	ARTICLE III
Company Employees	Section 3.12(a)
Company Material Adverse Effect	Section 9.05(a)
Company Permits	Section 3.07(a)
Company Plan	Section 3.12(a)
Company Preferred Stock	Section 3.03(a)
Company Shareholders’ Meeting	Section 6.02
Company Stock Option Plans	Section 3.03(c)
Company Stock Options	Section 3.03(c)
Company Termination Fee	Section 9.05(a)
Computer Software	Section 9.05(a)
Confidentiality Agreement	Section 6.03(b)

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Term	Section
Contract	Section 3.06(a)
Customer Information	Section 3.15(g)
Debt Commitment Letter	Section 4.07
DOL	Section 3.12(c)
Effective Time	Section 1.03
Environmental Laws	Section 9.05(a)
Equity Holders	Section 9.08
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(b)
ESPP	Section 2.04
Exchange Act	Section 3.06(b)
Exchange Fund	Section 2.02(b)
Existing Credit Agreement	Section 5.01
Expenses	Section 8.03(a)
Expiration Date	Section 8.01(b)
FBCA	Section 1.01
Financing	Section 6.18(a)
Financings	Section 6.18(a)
GAAP	Section 3.08(b)
Governmental Authority	Section 3.06(b)
HSR Act	Section 3.06(b)
Indebtedness	Section 9.05(a)
Indemnified Parties	Section 6.05(a)
Infringe	Section 3.15(b)
Intellectual Property	Section 9.05(a)
Investments	Section 3.03(f)
Investor	Section 4.07
Investor Commitment Letter	Section 4.07
IRS	Section 3.12(a)
Knowledge of Parent	Section 9.05(a)
Knowledge of the Company	Section 9.05(a)
Law	Section 3.06(a)
Leased Properties	Section 3.14(b)
Leases	Section 3.14(b)
Liabilities	Section 3.08(d)
Liens	Section 9.05(a)
Materials of Environmental Concern	Section 9.05(a)
Merger	Recitals
Merger Consideration	Section 2.01(a)
Merger Sub	Preamble
Multiemployer Plan	Section 3.12(b)
Notice Period	Section 6.04(c)(i)
Other Transactions	Section 3.05
Owned Intellectual Property	Section 3.15(c)
Owned Software	Section 3.15(f)

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Term	Section
Parent	Preamble
Paying Agent	Section 2.02(a)
PEO Law	Section 9.05(a)
Performance Based Restricted Stock	Section 2.01(e)
Permitted Liens	Section 3.14(b)
Person	Section 9.05(a)
Plans	Section 3.12(a)
Post-Signing Returns	Section 5.02
Privacy Policy	Section 3.15(g)
Proxy Statement	Section 3.06(b)
Purchaser Welfare Benefit Plans	Section 6.06(c)
Representatives	Section 6.03(a)
Restricted Stock	Section 2.01(e)
Rights Plan	Section 3.22
Scheduled Intellectual Property	Section 3.15(a)
SEC	Section 3.06(b)
SEC Reports	Section 3.08(a)
Securities Act	Section 3.08(a)
Shareholder Approval	Section 3.21(a)
Shares	Section 2.01(a)
SOX Act	Section 3.07(c)
Specified Contract	Section 3.18(b)
Subsidiary	Section 9.05(a)
Superior Proposal	Section 9.05(a)
Surviving Corporation	Section 1.01
Tax Actions	Section 5.02
Tax Returns	Section 9.05(a)
Tax Sharing Agreement	Section 3.16(e)
Taxes	Section 9.05(a)
Termination Date	Section 8.01
Third Party Licenses	Section 3.15(e)
Total Worksite Employees	Section 9.05(a)
Treasury Regulations	Section 9.05(a)
Voting Agreement	Recitals
WARN Act	Section 3.13(c)
Worksite Employee	Section 9.05(a)

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     AGREEMENT AND PLAN OF MERGER, dated as of March 4, 2009 (this “Agreement”), by and among TriNet Group, Inc., a Delaware corporation (“Parent”), Gin Acquisition, Inc., a Florida corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Gevity HR, Inc., a Florida corporation (the “Company”).
     WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously determined that the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company (the “Merger”), is advisable and in the best interest of the Company’s shareholders, and has unanimously approved this Agreement;
     WHEREAS, the Company Board has unanimously determined to recommend that this Agreement (including the transactions contemplated by this Agreement) be approved by the Company’s shareholders (the “Board Recommendation”);
     WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company are entering into a voting agreement with Parent (the “Voting Agreement”); and
     WHEREAS, the respective boards of directors of each of Parent and Merger Sub deem it advisable and in the best interests of their respective shareholders to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, and such boards of directors have approved this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
          Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Florida Business Corporation Act (the “FBCA”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly owned subsidiary of Parent.
          Section 1.02. Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York on the third Business Day following the date on which the last of such conditions (other than any condition which, by its nature, is to be satisfied at the Closing (but subject to the satisfaction or waiver of such conditions)) is satisfied or waived in accordance with this Agreement or at such other time, date or place as Parent and the Company may agree (the date on which the Closing occurs, the “Closing Date”).

          Section 1.03. Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the parties hereto shall file articles of merger (the “Articles of Merger”) in such form as is required by, and executed in accordance with, the relevant provisions of the FBCA. The Merger shall become effective at such date and time as the Articles of Merger are duly filed with the Secretary of State of the State of Florida or at such subsequent date and time as Merger Sub and the Company shall agree and specify in the Articles of Merger in accordance with the FBCA. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.
          Section 1.04. Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the FBCA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers, interests and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation, all as provided under the FBCA.
          Section 1.05. Articles of Incorporation; Bylaws.
               (a) At the Effective Time, the articles of incorporation of the Company, as the Surviving Corporation, shall be amended and restated in their entirety so as to be identical to the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be Gevity HR, Inc., until such articles are thereafter amended in accordance with the provisions thereof and as provided by Law.
               (b) At the Effective Time, the bylaws of the Company, as the Surviving Corporation, shall be amended and restated in their entirety so as to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be Gevity HR, Inc., until such bylaws are thereafter amended in accordance with the provisions thereof, the articles of incorporation of the Surviving Corporation and as provided by Law.
          Section 1.06. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

          Section 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
               (a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”; all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.01(b)) shall be cancelled and shall be converted automatically into the right to receive $4.00 (Four Dollars) in cash, without interest (the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the certificate (the “Certificate”) that formerly evidenced such Share.
               (b) Cancellation of Treasury Stock and Parent and Merger Sub-Owned Stock. Each share of Company Common Stock held in the treasury of the Company or held by any direct or indirect wholly owned subsidiary of the Company and each share of Company Common Stock owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and cease to exist without any conversion thereof and no consideration shall be paid with respect thereto.
               (c) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of the Surviving Corporation.
               (d) Adjustments. If, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, stock dividend, subdivision, combination or exchange of shares with respect to, or rights issued in respect of, the Shares, the Merger Consideration shall be equitably and proportionately adjusted accordingly, without duplication, to reflect such change.
               (e) Restricted Stock. Each Share of restricted Company Common Stock (“Restricted Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and without further action of the Company, Parent, Merger Sub or the holder of such restricted Company Common Stock, vest, and become free of all time based vesting and other restrictions, in accordance with its terms, immediately prior to the Effective Time and shall be cancelled, retired and shall cease to exist and shall be converted into the right to receive the Merger Consideration; provided, that all Shares of Restricted Stock subject to performance based vesting conditions (the “Performance Based Restricted Stock”) shall be cancelled, retired and cease to exist as of the Effective Time and the holders thereof shall have no right to receive any consideration (including the Merger Consideration) for such cancellation.
               (f) Options. The Company Stock Options shall be treated as provided in Section 2.03.

          Section 2.02. Surrender of Certificates.
               (a) Paying Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which shall be satisfactory to the Company in its reasonable discretion.
               (b) Exchange Fund. Immediately following the Effective Time, on the Closing Date, Parent shall provide funds to the Paying Agent in amounts necessary for the payment of the aggregate Merger Consideration payable under Section 2.01(a) upon surrender of Certificates in the manner provided in this Section 2.02. Such funds provided to the Paying Agent, together with any interest and other income resulting from the investment thereof, are referred to as the “Exchange Fund.”
               (c) Payment Procedures.
                    (i) Letter of Transmittal. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and (B) instructions for surrendering Certificates.
                    (ii) Surrender of Certificates. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of that Certificate. Any Certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates.
                    (iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable.
                    (iv) No Other Rights. Until surrendered in accordance with this Section 2.02(c), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the Shares formerly represented by it.
               (d) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time.

               (e) Withholding Rights. Each of the Paying Agent, the Surviving Corporation, the Company, Parent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options such amounts for Taxes as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation, the Company, Parent or Merger Sub, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options, as the case may be, in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation, the Company, Parent or Merger Sub, as the case may be.
               (f) No Liability. None of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any holder of Certificates for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Laws.
               (g) Investment of Exchange Fund. Parent shall direct the Paying Agent to invest the Exchange Fund in United States Treasury Bills (or an investment portfolio or fund investing only in United States Treasury Bills); provided, that no such investment or loss thereon shall affect the Merger Consideration payable pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in the Exchange Fund in excess of the amounts payable under Section 2.01(a) shall be paid promptly to Parent upon request.
               (h) Termination of Exchange Fund. Without limiting Parent’s right to receive interest and other income in respect of the Exchange Fund pursuant to Section 2.02(g), any portion of the Exchange Fund that remains unclaimed by the holders of Certificates 180 days after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates who has not complied with this Article II shall look only to Parent for payment of the applicable Merger Consideration (subject to the terms of this Agreement and abandoned property, escheat and other similar Laws).
               (i) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form and amount reasonably required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the applicable Merger Consideration to such Person in exchange for such lost, stolen or destroyed Certificate.
          Section 2.03. Treatment of Company Stock Options.
               (a) Except as otherwise agreed in writing by Parent and the Company prior to the Effective Time, immediately prior to the Effective Time, all Company Stock Options set forth in Section 3.03(a) of the Company Disclosure Letter, whether or not then exercisable, shall be cancelled by the Company and shall no longer be outstanding thereafter. In consideration for such cancellation and as settlement of all rights with respect to any Company Stock Option, the holder thereof shall thereupon be entitled to receive, immediately following the Effective Time, a cash payment, without interest, from Parent in respect of such cancellation in an amount (if any) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option, whether or not then exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option, reduced by any income or employment Tax required to be withheld with respect to such payment.
               (b) As of the Effective Time, the Company Stock Option Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled, other than the right to receive the amount, if any, payable under Section 2.03(a). At and after the Effective Time, no Person shall have any right under the Company Stock Options, the Company Stock Option Plans or any other plan, program or arrangement with respect to equity securities of the Surviving Corporation or any Subsidiary thereof, except the right to receive the amount payable under this Section 2.03.
               (c) Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions (including, if applicable, using the Company’s reasonable best efforts to obtain any Company Employee consents) that may be necessary to effectuate the provisions of Section 2.03(a), Section 2.03(b) and Section 2.01(e).
               (d) The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, none of Parent, Merger Sub or the Surviving Corporation will be required to deliver shares of common stock or shares of capital stock of Parent or Merger Sub or any of their Affiliates to any Person pursuant to or in settlement of Company Stock Options at or after the Effective Time.
          Section 2.04. ESPP. Prior to the Effective Time, the Company shall take such actions as are necessary or advisable under the Staff Leasing Inc. Employee Stock Purchase Plan (the “ESPP”) to provide that (a) on and after the date hereof no new Offering Period (as defined in the ESPP) under the ESPP may be initiated and no new payroll deduction authorizations under the ESPP may be given effect, (b) as of immediately prior to the Effective Time, the ESPP shall be terminated by the Company, and (c) the rights of participants in the ESPP with respect to any Offering Period underway immediately prior to the Effective Time shall be determined by treating the last Business Day prior to the Effective Time as the last day of such Offering Period and, upon the last Business Day prior to the Effective Time, each option to purchase shares of Company Common Stock granted under the ESPP will be automatically exercised, subject to the completion of the Merger, unless a participant of the ESPP withdraws from such offer period. Any remaining cash held in a participant’s account under the ESPP after the exercise of the option to purchase shares of Company Common Stock granted under the ESPP on the last Business Day prior to the Effective Time, as set forth in the preceding sentence, shall be distributed to such participant as soon as practicable following the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section

2.04. Each share of Company Common Stock purchased under the ESPP shall be automatically converted into the right to receive the per share Merger Consideration on the same basis as all other Shares, except that each such share shall be automatically converted into the right to receive the per share Merger Consideration without the issuance of a Certificate.
          Section 2.05. Timing of Equity Rollover. For the avoidance of doubt, the parties acknowledge and agree that, as provided under the Investor Commitment Letter, the contribution of Shares to Parent pursuant to the rollover commitments shall be deemed to occur immediately prior to the Effective Time and thus, such Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(a) but shall be cancelled as provided in Section 2.01(b).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct, except as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”), which Company Disclosure Letter shall be arranged according to specific sections in this Article III and shall provide exceptions to, or otherwise qualify in reasonable detail, only the corresponding section in this Article III, and to such other sections of this Article III as would be readily apparent to a third party on the face of such Company Disclosure Letter.
          Section 3.01. Organization and Qualification. Each of the Company and its Subsidiaries (a) is a corporation, limited company, limited partnership, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except, in the case of clause (b), where the failure to have such power and authority has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business and is in good standing (in each instance where such concepts are legally applicable) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
          Section 3.02. Articles of Incorporation and Bylaws. The Company has made available to Parent a correct and complete copy of the articles of incorporation and the bylaws (or similar organizational documents), each as amended to date, of the Company and each Subsidiary. Such articles of incorporation and bylaws (or similar organizational documents) are in full force and effect.

          Section 3.03. Capitalization.
               (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of February 28, 2009 (the “Capitalization Date”), (A) 24,315,420 shares of Company Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (B) 28,669 shares of Company Common Stock were held in the treasury of the Company, (C) no shares of Company Common Stock were held by its Subsidiaries, (D) no shares of Company Preferred Stock were issued and outstanding, (E) 348,563 shares of Company Common Stock were subject to Company Stock Options that have an exercise price per share that is less than or equal to the per share Merger Consideration, (F) 960,229 shares of Company Common Stock were subject to Company Stock Options that have an exercise price per share that is greater than the per share Merger Consideration (G) 226,197 shares of Company Common Stock were Restricted Stock (not including Performance Based Restricted Stock), (H) 184,000 shares of Company Common Stock were Performance Based Restricted Stock, and (I) 75,605 shares of Company Common Stock are reserved for issuance pursuant to the ESPP. Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options outstanding as of the Capitalization Date and set forth in Section 3.03(a) of the Company Disclosure Letter, there has been no change in the number of shares of outstanding or reserved capital stock of the Company (including Restricted Stock) or the number of outstanding Company Stock Options. Section 3.03(a) of the Company Disclosure Letter sets forth, as of the Capitalization Date, and as of the date hereof, (i) the number of shares of Company Common Stock subject to each Company Stock Option granted under the Company Stock Option Plans, including the exercise price of each such share, and (ii) the number of shares of Restricted Stock granted under the Company Stock Option Plans.
               (b) There are no (i) subscriptions, calls, contracts, options, warrants or other rights, agreements, arrangements, understandings, restrictions or commitments of any character to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound relating to the issued or unissued capital stock or equity interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company or any Subsidiary, (ii) securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or equity interests of the Company or any Subsidiary, or (iii) equity equivalents, stock appreciation rights or phantom stock, ownership interests in the Company or any Subsidiary or similar rights. All shares of Company Common Stock subject to issuance as set forth in Section 3.03(a) are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no outstanding contractual obligations or rights of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any Subsidiary or to vote or to dispose of any shares of capital stock or equity interests of the Company or any Subsidiary. None of the Company or any Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities or equity interests of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities or equity interests of the Company or of any Subsidiary. No dividends on the Company Common Stock have been declared or paid from January 1, 2008 through the date of this Agreement. All of the Shares have been issued by the Company in compliance in all material respects with applicable federal, state and local securities Laws. The Company has not issued any Company Stock Options or Shares of Restricted Stock outside of the Company Stock Option Plans. There are no outstanding bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s shareholders may vote.
               (c) Section 3.03(c) of the Company Disclosure Letter sets forth a correct and complete list of (i) all plans, arrangements and agreements of the Company (the “Company Stock Option Plans”) which provide for the issuance of options to purchase shares of Company Common Stock (the “Company Stock Options”) or other equity based awards, and (ii) any other stock award or equity based plans, arrangements or agreements of the Company or any Subsidiary. The Company has made available to Parent correct and complete copies of all such plans, arrangements and agreements, and all forms of options and other stock-based awards issued thereunder.
               (d) All Company Stock Options have an exercise price per share that was not less than the “fair market value” of a share of Company Common Stock on the date of grant, as determined in accordance with the terms of the applicable Company Stock Option Plans and, to the extent applicable, a reasonable interpretation of Sections 162(m), 409A and 422 of the Code. No change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any Governmental Authority or by the Company (directly or indirectly) with respect to the Company’s stock option granting practices or other equity compensation practices. The grant date of each Company Stock Option is on or after the date on which such grant was authorized by the Company Board.
               (e) Each outstanding share of capital stock (or other unit of equity interest) of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable (where such concepts are legally applicable) and is free of preemptive (or similar) rights, and each such share, unit or other equity interest is owned by the Company, by one or more wholly owned Subsidiaries of the Company, or by the Company and one or more wholly owned Subsidiaries of the Company, free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any Subsidiary’s voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever. A correct and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary, is set forth in Section 3.03(e) of the Company Disclosure Letter.
               (f) Section 3.03(f) of the Company Disclosure Letter sets forth a correct and complete list of any and all Persons who are not Subsidiaries but of which the Company directly or indirectly owns an equity or similar interest, or an interest convertible into or exchangeable or exercisable for an equity or similar interest (collectively, the “Investments”). The Company or one or more wholly owned Subsidiaries, as the case may be, owns all Investments free and clear of all Liens, and there are no outstanding contractual obligations of the Company or any Subsidiary permitting the repurchase, redemption or other acquisition of any of its interest in the Investments or requiring under any circumstances the Company or any Subsidiary to repurchase, redeem or otherwise acquire the capital stock of any other Person in such Investments, or provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, provide any guarantee with respect to, or assume, endorse or otherwise become responsible for the obligations of, any Investment.
               (g) As of the date of this Agreement, the only outstanding Indebtedness for borrowed money of the Company and the Subsidiaries is set forth in Section 3.03(g) of the Company Disclosure Letter.
               (h) None of the criterion for the vesting of the Performance Based Restricted Stock is, or will be, satisfied at the Effective Time, none of the shares of Performance Based Restricted Stock will vest at the Effective Time and such Performance Based Restricted Stock shall be automatically cancelled without any consideration at the Effective Time.
          Section 3.04. Minute Books. The Company has made available to Parent correct and complete copies of the minutes of all meetings of the boards of directors and each committee of the boards of directors of the Company held since January 1, 2006 through December 17, 2008. Such minutes accurately reflect in all material respects the material events and discussions that occurred at such meetings.
          Section 3.05. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval and the filing of the Articles of Merger, to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by the Company (the “Other Transactions”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate actions on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or such Other Transactions (other than the Shareholder Approval and the filing of the Articles of Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
          Section 3.06. No Conflict; Required Filings and Consents.
               (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and, subject to obtaining the Shareholder Approval and the filing of the Articles of Merger, the consummation by the Company of the Merger and the Other Transactions will not, (i) contravene, conflict with, violate or result in a breach of the articles of incorporation or bylaws of the Company (or similar organizational documents of any Subsidiary), correct and complete copies of which have been provided to Parent prior to the date hereof, (ii) assuming that all consents, approvals and other authorizations described in Section 3.06(b) have been obtained and that all filings and other actions described in Section 3.06(b) have been made or taken, contravene, conflict with or violate any U.S. federal, state or local or foreign statute, law, ordinance, regulation, rule, code, executive order, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of, or constitute a default under (with or without notice or lapse of time or both), require consent or result in a loss of a benefit under, give rise to an obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation, including all amendments, modifications and supplements thereto (each, a “Contract”), in each case, to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences which have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
               (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions do not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local government, regulatory, self-regulatory or administrative authority, or any court, agency, commission, tribunal, or judicial or arbitral body or self-regulated entity, whether domestic or foreign, (a “Governmental Authority”), except for (i) applicable disclosure requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”), (iv) any filings required by, and any approvals required under, the rules and regulations of the Nasdaq, (v) any consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, any Governmental Authority required by any PEO Law and set forth in Section 3.06(b)(v) of the Company Disclosure Letter (except for such consents, approvals, authorizations, permits, filings and notifications required to be given or made after the Effective Time), (vi) the filing of the Articles of Merger as required by the FBCA and (vii) such other consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, any Governmental Authority that if not obtained or made would not be material to the Company or Parent or materially adversely affect the ability of the parties to consummate the Merger on the terms set forth herein and within the timeframe in which the Merger would otherwise be consummated in the absence of the need for such consent, authorization, permit, filing, approval, notifications or registration.
          Section 3.07. Permits; Compliance with Laws.
               (a) Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents,

certificates, approvals and orders of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), and all Company Permits are in full force and effect, in each case except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no default or violation has occurred under any Company Permit and no notice of a default or violation thereof has been received from any Governmental Authority. Neither the Company nor any Subsidiary has received any notification from any Governmental Authority revoking, suspending or cancelling, or threatening to revoke, suspend or cancel, any such Company Permit, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
               (b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each of the Company and each Subsidiary is, and at all times since January 1, 2006, has been, in compliance with all Company Permits and all Laws applicable to such Person or by which any property or asset of such Person is bound or affected, and has not received notice of any violation of any such Law.
               (c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) with respect to the SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the SOX Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the SOX Act since the enactment of the SOX Act. To the Knowledge of the Company, the Company’s independent registered public accounting firm and the Company’s principal executive officer and principal financial officer will be able to give, without qualification, the certificates and attestations required pursuant to the SOX Act when due.
               (d) The Company has (i) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer, (ii) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable SEC Report that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation and (iv) to the extent required by applicable Law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

               (e) The Company has disclosed, based on the most recent evaluations, to the Company’s independent registered public accounting firm and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2006, the Company has not received any complaint, allegation, assertion or claim that the Company has engaged in unlawful accounting or auditing practices. The Company is in compliance with the applicable listing and other rules and regulations of the Nasdaq.
          Section 3.08. SEC Filings; Financial Statements; Undisclosed Liabilities.
               (a) The Company has timely filed with the SEC all forms, reports, statements, schedules, certifications and other documents (including exhibits) required to be filed by it with the SEC since January 1, 2006 (collectively, the “SEC Reports”). The SEC Reports (including any documents or information incorporated by reference therein and including any financial statements or schedules included therein) (i) at the time they were filed complied in all material respects with all applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act, the SOX Act and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected at least three Business Days prior to the date hereof by a subsequently filed SEC Report. No Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certification or other document with the SEC, any foreign Governmental Authority that performs a similar function to that of the SEC or any securities exchange or quotation system. The Company has made available to Parent copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries, on the other hand, since January 1, 2006 through the date of this Agreement.
               (b) Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) included or incorporated by reference in the SEC Reports complied in all material respects with the applicable accounting requirements and rules and regulations of the SEC, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Forms 10-Q, 8-K or any successor form under the Exchange Act) and fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments). All of the Subsidiaries are consolidated for accounting purposes. Except as reflected in the financial statements included in the SEC Reports as of December 31, 2007 or otherwise disclosed in the SEC Reports filed at least five Business Days prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act).
               (c) The Company has not had any material dispute with Deloitte & Touche LLP regarding accounting matters or policies during any of its past two full fiscal years or during the current fiscal year that is currently outstanding or that has resulted in any restatement of the financial statements of the Company and its Subsidiaries. Without limiting the generality of the foregoing, Deloitte & Touche LLP has not resigned nor been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which materially impacts or would require the restatement of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied on. No investigation by the SEC with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.
               (d) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2007, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, neither the Company nor any Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent, inchoate or otherwise) (collectively, “Liabilities”), except for Liabilities to the extent fully and adequately disclosed in any SEC Report filed at least three Business Days prior to the date hereof or incurred in the ordinary course of business and in a manner consistent with past practice since December 31, 2007.
          Section 3.09. Affiliate Transactions. Except as set forth in the SEC Reports filed at least three Business Days prior to the date hereof, there are no transactions, Contracts, arrangements or understandings between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any Affiliate of the Company (other than any of its Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act.
          Section 3.10. Absence of Certain Changes or Events. From December 31, 2007 through the date of this Agreement, there has not occurred any Company Material Adverse Effect or any event, circumstance, development, occurrence, change or effect that would reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2007, and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice and (b) except as set forth in the SEC Reports filed at least three Business Days prior to the date hereof, neither the Company nor any Subsidiary has taken any action or agreed to take any action that would have been prohibited by Section 5.01(e), Section 5.01(h), Section 5.01(j), Section 5.01(l), Section 5.01(n), Section 5.01(q) or Section 5.01(s) had this Agreement been in effect during such period.

          Section 3.11. Absence of Litigation. There is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary, or affecting any property or asset of the Company or any Subsidiary, by or before any Governmental Authority or arbitrator which has had or, if adversely determined would reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award of, or, to the Knowledge of the Company, any continuing investigation by, any Governmental Authority, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
          Section 3.12. Employee Benefit Plans.
               (a) Section 3.12(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) all employee welfare benefit plans (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), (ii) all employee pension benefit plans (as defined in Section 3(2) of ERISA) and (iii) all other material employee benefit plans, programs, policies, agreements or arrangements, including any material deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan or other equity-based plan, change in control agreement, retention, severance pay plan, dependent care plan, sick leave, disability, death benefit, group insurance, hospitalization, dental, life, any fund, trust or arrangement providing health benefits including multiemployer welfare arrangements, a multiple employer welfare fund or arrangement, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, termination agreement, severance agreement, noncompetition agreement, consulting agreement, confidentiality agreement, vacation policy, employee loan, or other similar plan, agreement or arrangement, whether written or oral, funded or unfunded, whether or not subject to ERISA, or actual or contingent that (A) is maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates as of the date of this Agreement for the benefit of current employees of the Company or any of its ERISA Affiliates (other than Worksite Employees) (the “Company Employees”), former Company Employees or their beneficiaries, consultants or directors of the Company or Worksite Employees (collectively, the “Affected Employees”), or (B) was previously maintained, sponsored or contributed to by the Company or any of its ERISA Affiliates for the benefit of the Affected Employees or their beneficiaries and with respect to which the Company has or, to the Knowledge of the Company, would reasonably be expected to have any Liability as of the date of this Agreement (the “Plans”). With respect to each Plan maintained, sponsored or contributed to by the Company or the Subsidiaries which are ERISA Affiliates (each, a “Company Plan”), the Company has provided to Parent a correct and complete copy (where applicable) of (1) each such Plan document (or, where such Plan has not been reduced to writing, a summary of all material Plan terms of such Plan), (2) each trust or funding arrangement maintained in connection with each such Plan, (3) the three most recently filed annual reports on Internal Revenue Service (the “IRS”) Form 5500 or any other annual report required by applicable Law, as applicable, (4) the most recently received IRS determination letter for each such Plan, (5) the three most recently prepared actuarial reports and financial statements in connection with each such Plan, as applicable, (6) the most recent summary plan description, any summaries of material modification, any employee handbooks and any material written communications (or a description of any material oral communications)

by the Company or the Subsidiaries to any Affected Employee concerning the benefits provided under any such Plan and (7) any other documents in respect of any such Plan reasonably requested by Parent.
               (b) None of the Company or any other Person or entity that, together with the Company, is, was or, to the Knowledge of the Company, would reasonably be expected to be treated as a single employer under Section 414(b), (c) or (m) of the United States Internal Revenue Code of 1986 (the “Code”) as in effect on the date of this Agreement (each, together with the Company, an “ERISA Affiliate”), has now or at any time within the past six years (and in the case of any such other Person or entity, only during the period within the past six years that such other Person or entity was an ERISA Affiliate) contributed to, sponsored or maintained, or has continuing Liability (contingent or otherwise) in respect of (i) a defined benefit pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA or (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”).
               (c) (i) Each Company Plan has been maintained and operated in material compliance with its terms and applicable Law, including ERISA, the Code, COBRA and any other applicable Laws, including the Americans with Disabilities Act of 1990, the Family and Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, (ii) with respect to each Company Plan, all material reports, returns, notices and other material documentation that are required to be timely filed with or furnished to the IRS, the United States Department of Labor (the “DOL”) or any other Governmental Authority, or to the participants or beneficiaries of such Plan have been filed or furnished on a timely basis, (iii) each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that the Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code and to the Knowledge of the Company no facts or circumstances exist which would reasonably be expected to cause the loss of such qualification or exemption.
               (d) With respect to any Company Plan, (i) no material Liens or Actions (other than routine claims for benefits in the ordinary course) have been filed or are pending against the Company or any Company Plan or, to the Knowledge of the Company, threatened, and (ii) no administrative investigation, audit or other administrative proceeding by the DOL or the IRS, including any voluntary compliance submission through the IRS’s Employee Plans Compliance Resolution System or the DOL’s Voluntary Fiduciary Correction Program, is, to the Knowledge of the Company, pending, in progress or threatened, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
               (e) To the Knowledge of the Company, neither the Company nor any Subsidiary which is an ERISA Affiliate has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving a Plan. To the Knowledge of the Company, no fiduciary has any material Liability for breach of fiduciary duty or any material liability for any other failure to act or comply with the material requirements of ERISA in connection with the administration or investment of the assets of any Company Plan.

               (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any Affected Employee, (ii) increase any benefits otherwise payable under any Plan, (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (iv) result in any payment including severance, that would be considered an “excess parachute payment” within the meaning of Section 280G of the Code and the regulations and guidance promulgated thereunder, or (v) to the Knowledge of the Company, result in any payment that may not be fully deductible as a result of Section 162(m) of the Code. None of the Company or any Subsidiary is a party to any Contract, arrangement, agreement or plan pursuant to which it is bound to compensate any Person for any excise or other additional Taxes pursuant to Section 409A or 4999 of the Code.
               (g) All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Plan or applicable Law (including 29 C.F.R. Section 2510.3-102), as of the date hereof have in all material respects been timely made or accrued.
               (h) Except for the continuation coverage requirements under Section 4980B of the Code and Sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA” or applicable state laws and except for benefits provided with the sole cost to be borne by an Affected Employee, the Company has no obligation to provide benefits to current or former Affected Employees or their respective employees (including Worksite Employees) or their respective dependents following termination of employment under any of the Plans that are employee welfare benefit plans.
               (i) Each Plan that is a pension plan, within the meaning of Section 3(2) of ERISA, that is intended to be qualified under Section 401(a) of the Code either (i) has been maintained in all material respects as a multiple employer plan (as that term is defined in Section 413(c) of the Code) from and after May 13, 2002, or (ii) has been the subject of timely and appropriate remedial action taken in accordance with IRS Revenue Procedure 2002-21.
               (j) To the extent that the Company has reasonably determined that any Company Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Company Plan has been operated in material compliance with Section 409A of the Code and applicable Law. To the Knowledge of the Company, no Company Stock Option outstanding as of the date hereof provides for a deferral of compensation subject to Section 409A of the Code.
          Section 3.13. Labor and Employment Matters.
               (a) Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of all of the Company Employees (with name redacted) who earn at least $85,000 per year, together with each such Company Employee’s title or job description, work location, and annualized salary or hourly wage rate.

               (b) Neither the Company nor any Subsidiary is, or at any time has been, a party to any collective bargaining agreement or other labor union agreements applicable to Company Employees, nor is any such collective bargaining agreement being negotiated, nor, to the Knowledge of the Company, are there any Company Employees represented by a works council or a labor organization or activities or proceedings of any labor union to organize any Company Employees. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no work stoppage or labor strike against the Company or any Subsidiary is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, the Company and its Subsidiaries (i) have no material direct Liability with respect to any misclassification of any Persons as an independent contractor rather than as an employee, (ii) are in material compliance with a reasonable interpretation of all applicable and foreign, federal, state and local Laws respecting employment, employment practices, labor relations, employment discrimination, safety, terms and conditions of employment and wages and hours, in each case, with respect to Company Employees, and (iii) have not received any written remedial order or notice of offense under any applicable and material occupational health and safety Law alleging any material Liability.
               (c) The Company has not incurred, and does not reasonably expect to incur, any Liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local Law which remains unsatisfied.
               (d) To the Knowledge of the Company, there is no unfair labor practice charge or complaint against the Company involving or related to Company Employees pending or threatened, before the National Labor Relations Board or any court.
               (e) The Company and each of its Affiliates are in material compliance with a reasonable interpretation of all applicable federal, state, local and foreign Laws concerning the employer-employee relationship with respect to Worksite Employees. Except as has not had, and would not result in a material Liability, there are no pending, or to the Knowledge of the Company, threatened, Actions, filed by Worksite Employees against the Company or any of its Affiliates concerning: (i) wages, compensation, bonuses, commissions, awards or payroll deductions, or equal employment or human rights violations regarding a legally protected classification, (ii) unfair labor practices, (iii) grievances or arbitrations pursuant to current or expired collective bargaining agreements, (iv) occupational safety and health, (v) workers’ compensation (vi) wrongful termination, negligent hiring, invasion of privacy or defamation, or (vii) immigration Law.
          Section 3.14. Real Property.
               (a) Owned Properties. Neither the Company nor any Subsidiary owns, or at any time within the past six years has owned, any real property.
               (b) Leased Properties. Section 3.14(b) of the Company Disclosure Letter sets forth by address a correct and complete list of the real property leased, subleased, licensed, used or occupied by the Company or any Subsidiary (collectively, the “Leased Properties”), with any guaranty given by the Company or any Subsidiary in connection therewith. The Company or one of its Subsidiaries has a valid leasehold interest in all of the Leased Properties, free and clear of all Liens, except (i) Liens for current Taxes and assessments not yet past due, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice and (iv) all Liens and other imperfections of title (including matters of record) and encumbrances that do not materially interfere with the conduct of the business of the Company and the Subsidiaries that, taken as a whole, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect (collectively, the “Permitted Liens”). Correct and complete copies of all Contracts under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies the Leased Properties (the “Leases”) have been provided to Parent. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (A) the Company or one of its Subsidiaries has the right to the use and occupancy of the Leased Properties, subject to the terms of the applicable Lease relating thereto and Permitted Liens, and (B) the Leases are in full force and effect, all rent and other sums and charges payable by the Company or one of its Subsidiaries as tenant or subtenant thereunder are current, no notice of default or termination is outstanding, no termination event or condition or uncured default on the part of the Company or one of its Subsidiaries or, to the Knowledge of the Company, the landlord, exists or has occurred, and no event has occurred and no condition exists which, with the giving of notice, the lapse of time or both, would constitute such a default or termination event or condition.
               (c) The Leased Properties constitute all of the real property and interests in real property used by the Company or its Subsidiaries in connection with the businesses of the Company and its Subsidiaries, respectively.
          Section 3.15. Intellectual Property.
               (a) Section 3.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all registered trademarks and registered service marks, trademark and service mark applications, copyright registrations, patents and patent applications and domain name registrations currently owned by the Company and its Subsidiaries (collectively, the “Scheduled Intellectual Property”) and all material Third Party Licenses. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each registration and application for registration for the Scheduled Intellectual Property has been duly registered or applied for with the U.S. Patent and Trademark Office, U.S. Copyright Office, or other appropriate or equivalent Governmental Authority in other jurisdictions, all registrations and applications for registration for the Scheduled Intellectual Property are in full force and effect and applications, renewals and other similar fees for the Scheduled Intellectual Property have been properly paid and are current. There are no actual or, to the Knowledge of the Company, threatened opposition proceedings, reexamination proceedings, cancellation proceedings, interference proceedings or other similar actions challenging the validity, existence or ownership by the Company or its Subsidiaries of any item of the Scheduled Intellectual Property.
               (b) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (i) the Company and its Subsidiaries own or have a valid right to use, pursuant to a license agreement, all material Intellectual Property used in, or necessary for, the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all Liens, (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate (“Infringe”) any Intellectual Property right of any third party, and (iii) no claim or demand has been given in writing to the Company or any Subsidiary that the operation of the business of the Company or any Subsidiary as currently conducted Infringes the Intellectual Property rights of any third party.
               (c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, with respect to the Intellectual Property rights that are owned by the Company or any of its Subsidiaries (except for portions thereof that consist of third party products licensed to the Company or its Subsidiaries from others), including the Scheduled Intellectual Property, (collectively, the “Owned Intellectual Property”), the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to use the Owned Intellectual Property in the current operation of its respective business. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the Knowledge of the Company, no Person is engaged in any activity that Infringes any material item of the Owned Intellectual Property.
               (d) The Company and its Subsidiaries are taking commercially reasonable actions to protect, preserve and maintain all material items of the Owned Intellectual Property and to maintain the confidentiality and secrecy of material confidential information, trade secrets and proprietary information owned or used by the Company and its Subsidiaries, including causing all current employees and consultants to enter into non-disclosure agreements. To the Knowledge of the Company, (i) there has not been an unauthorized disclosure of any material confidential information, trade secrets or proprietary information (including Customer Information) owned or used by the Company or any Subsidiary, (ii) there has not been any breach of the Company’s or any Subsidiary’s information security procedures wherein any such information has been disclosed without authorization to a third Person, (iii) the Company and its Subsidiaries have complied with applicable contractual and legal requirements pertaining to information privacy and security (including the requirements under each Privacy Policy), and (iv) no complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made against the Company or any Subsidiary.
               (e) To the Knowledge of the Company, the Company and its Subsidiaries use the Intellectual Property of third parties only pursuant to valid, effective written or published license agreements (collectively, the “Third Party Licenses”) that will allow the continued use after Closing, without the need to obtain any consent or authorization, of such Intellectual Property under license agreements that require annual payments of more than $500,000 or aggregate payments of more than $1,000,000, consistent with the past practices of the Company and its Subsidiaries.
               (f) Section 3.15(f) of the Company Disclosure Letter sets forth a correct and complete list of all material Computer Software used by the Company or the Subsidiaries in the operation of the business of the Company and the Subsidiaries as currently conducted (other than retail-available off-the-shelf software having a license or annual subscription fee at or below $5,000.00). With respect to all material Computer Software owned by the Company or its Subsidiaries (the “Owned Software”), the Company or a Subsidiary is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Software. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has disclosed source code for Owned Software to a third party outside of the scope of a written agreement that reasonably protects the Company’s or its Subsidiary’s rights in such source code. To the Knowledge of the Company, no Person other than the Company and the Subsidiaries is in possession of, or has rights in, any source code for Owned Software. Other than pursuant to agreements entered into in the ordinary course of business, no Person other than the Company and its Subsidiaries has any rights to use any Owned Software.
               (g) The Company and each of its Subsidiaries has a published privacy policy (each, a “Privacy Policy”) regarding the collection and use of information, including non-public financial information, from customers and other parties (the “Customer Information”), that discloses the manner and methods by which it collects, uses and discloses Customer Information. The consummation of the transactions contemplated by this Agreement will not violate the Privacy Policy of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has adopted an information security program designed to protect Customer Information and has adopted commercially reasonable security measures and safeguards to protect the Customer Information from illegal or unauthorized access.
          Section 3.16. Taxes.
               (a) The Company and the Subsidiaries have (i) timely filed or caused to be filed (taking into account any extension of time to file validly granted or obtained) all income and other material Tax Returns required to be filed by or with respect to them, and such Tax Returns are true, correct and complete in all material respects, (ii) timely paid in full all Taxes due and payable (whether or not shown due on any Tax Return), except to the extent that such Taxes are immaterial in amount or are being contested in good faith, and made adequate provision in accordance with GAAP on the Company’s most recent financial statements filed with the SEC, for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending before the date of such financial statements, (iii) not, since the date of such financial statements, incurred any Liability for Taxes outside the ordinary course of business consistent with past practices, (iv) complied in all material respects with their obligations to withhold Taxes from payments to employees, independent contractors, creditors, shareholders, and other third parties and to pay over such withheld Taxes in a timely manner to the appropriate Governmental Authority, and (v) complied in all material respects with all Tax information reporting provisions under applicable Laws.
               (b) The Company has delivered or otherwise made available to Parent correct and complete copies of (i) all federal income and other material Tax Returns filed for fiscal years 2007 and 2006 and (ii) all material examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

               (c) No deficiency for any material Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any Subsidiary, except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith by appropriate proceedings. No Governmental Authority has given notice in writing of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries.
               (d) (i) No audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any income or other material Taxes due from or with respect to the Company or any of its Subsidiaries. No claim in writing has been made in the last seven years against the Company or any of its Subsidiaries by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.
                    (ii) Neither the Company nor any Subsidiary has waived any statute of limitations regarding Taxes or Tax Returns or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than waivers and extensions which are no longer in effect) and no request for any such waiver or extension is currently pending. There are no powers of attorney currently in effect with respect to any Tax matter of the Company or any Subsidiary.
               (e) Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company), (ii) has any Liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6, Treasury Regulation Section 1.1502-78 (or any similar provision of state, local or foreign Law), as a transferee, successor, by contract or otherwise and (iii) is a party to any indemnification, allocation or sharing agreement or other arrangement (a “Tax Sharing Agreement”) with respect to Taxes (other than agreements among the Company and its Subsidiaries).
               (f) There are no Liens for Taxes upon the assets or properties of the Company or the Subsidiaries, except for statutory Liens for current Taxes not yet due.
               (g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
               (h) Any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Tax authorities, has been so reported.
               (i) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Tax authority.

               (j) Neither the Company nor any of its Subsidiaries has entered into any transaction that constitutes (i) a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or (ii) a “confidential corporate tax shelter” within the meaning of Treasury Regulation Section 301.6111-2(a)(2).
               (k) Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date a material amount of taxable income attributable to income that accrued in a taxable period that ended prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax law.
          Section 3.17. Environmental Matters. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (a) to the Knowledge of the Company, there is no release, and there has not been any release, of Materials of Environmental Concern that requires response action under applicable Environmental Law at, on or under any of the properties currently or formerly owned, leased or operated by the Company or any of the Subsidiaries, (b) there are no written claims or notices pending or, to the Knowledge of the Company, issued to or threatened against the Company or any of the Subsidiaries alleging violations of or Liability under any Environmental Law or otherwise concerning the release or management of Materials of Environmental Concern, and (c) to the Knowledge of the Company, there are no events, conditions or circumstances that have resulted in, or are reasonably likely to result in, obligations or Liability pursuant to Environmental Laws.
          Section 3.18. Specified Contracts.
               (a) (i) Each Specified Contract is a legal, valid and binding obligation of the Company or a Subsidiary, as applicable, in full force and effect and enforceable against the Company or such Subsidiary in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (ii) to the Knowledge of the Company, each Specified Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, (iii) neither the Company nor any of its Subsidiaries is, and, to the Knowledge of the Company, no counterparty is, in breach or violation of, or in default under, any Specified Contract, (iv) neither the Company nor any of its Subsidiaries has received any claim of default under any Specified Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Specified Contract, (v) neither the Company nor any of its Subsidiaries has received any written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty to any Specified Contract, and (vi) to the Knowledge of the Company, no event has occurred which would result in a breach or violation of, or a default under, any Specified Contract (in each case, with or without notice or lapse of time or both), except, with respect to clauses (i) through (vi), in the case of any Specified Contract, as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.
               (b) For purposes of this Agreement, the term “Specified Contract” means any of the following Contracts (together with all exhibits, schedules and amendments thereto) to which the Company or any Subsidiary is a party:
                    (i) any limited liability company agreement, joint venture or other similar agreement or arrangement with respect to any material business of the Company and the Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a wholly-owned Subsidiary;
                    (ii) any Contract or Contracts relating to or evidencing Indebtedness in an amount in excess of $500,000, individually or in the aggregate;
                    (iii) any Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K, other than Plans disclosed in Section 3.12(a) of the Company Disclosure Letter;
                    (iv) any Contract that purports to limit the right of the Company or the Subsidiaries or any Affiliate of the Company (A) to engage or compete in any line of business, (B) to compete with any Person or operate in any location or (C) to solicit or hire any employee or consultant, other than the Company’s forms of professional services agreements and other confidentiality agreements entered into with other persons in connection with potential Acquisition Proposals;
                    (v) any Contract that (A) contains most favored customer pricing provisions with any third party (other than Contracts entered into in the ordinary course of business consistent with past practice) or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person, in the case of each of (A) and (B) in a manner which is material to the business of the Company and its Subsidiaries, taken as a whole;
                    (vi) any Contract entered into after January 1, 2006, or has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $500,000 individually;
                    (vii) any acquisition Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations;

                    (viii) any Contract that, individually or in the aggregate, would, or would reasonably be expected to, prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;
                    (ix) any Contracts containing minimum purchase conditions in excess of $500,000 or requirements or other terms that restrict or limit the purchasing relationships of the Company or its Subsidiaries, or any customer, licensee or lessee thereof;
                    (x) any material Intellectual Property license under which the Company or any Subsidiary is a licensor or licensee and that involves annual payments of more than $500,000 or aggregate payments of more than $1,000,000;
                    (xi) any Contract of the type specified in Section 5.01(o) or between or among the Company or a Subsidiary, on the one hand, and any of their respective Affiliates (other than the Company or any Subsidiary), on the other hand, that involves amounts of more than $500,000;
                    (xii) any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Subsidiary would be required to purchase or sell, as applicable, any ownership interests of any Person;
                    (xiii) any Contract with any customer of the Company or any Subsidiary providing for annual payments to the Company and its Subsidiaries in excess of $500,000;
                    (xiv) any Contract involving annual revenues to the business of the Company in excess of one percent (1%) of the Company’s annual revenues; and
                    (xv) any Lease and any Contract leasing, subleasing, licensing or otherwise granting to any Person any right to occupy or possess any part of the Leased Properties.
               (c) A correct and complete list of the Specified Contracts referred to in subsections (b)(i) through (b)(xv) above is set forth in Section 3.18(b) of the Company Disclosure Letter. The Company has made available to Parent correct and complete copies of each Specified Contract, other than the Company’s professional services agreements, which professional services agreements are consistent in all material respects with the forms of professional services agreements previously made available to Parent.
          Section 3.19. Insurance. Section 3.19 of the Company Disclosure Letter sets forth a correct and complete list of all material insurance policies owned or held by the Company and each Subsidiary. With respect to each such insurance policy, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (iv) to the Knowledge of the Company, no notice of cancellation or termination has been received other than in connection with ordinary renewals.
          Section 3.20. Board Approval; Anti-Takeover Statutes.
               (a) The Company Board by resolutions duly adopted at a meeting duly called and held, which resolutions, subject to Section 6.04, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way, has by unanimous vote of those directors present (who constitute 100% of the directors then in office duly elected) (i) adopted this Agreement and approved the Merger, the Other Transactions and the Voting Agreement and the transactions contemplated by the Voting Agreement, and declared the advisability of the Merger Agreement, the Merger and the Other Transactions and (ii) recommended that the shareholders of the Company approve this Agreement and directed that this Agreement be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meeting.
               (b) Assuming the accuracy of Section 4.09, Sections 607.0901 and 607.0902 of the FBCA do not and shall not apply to the Merger, this Agreement, the Other Transactions, the Voting Agreement or the transactions contemplated thereby, nor will any shares directly or indirectly beneficially owned by Parent or its Affiliates as of the date hereof or subject to the Voting Agreement be subject to Section 607.0902 of the FBCA. To the Knowledge of the Company, no other “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover Law enacted under state or federal Laws in the United States applicable to the Company is applicable to the Merger, this Agreement, the Other Transactions, the Voting Agreement or the transactions contemplated thereby. The Company has taken all necessary action so that none of Sections 607.0901 and 607.0902 of the FBCA or, to the Knowledge of the Company, any other “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover Law shall apply to the execution and delivery of this Agreement or the Voting Agreement or the consummation of the Merger, the Other Transactions or the transactions contemplated by the Voting Agreement.
          Section 3.21. Vote Required; Appraisal Rights.
               (a) The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to approve this Agreement or consummate the Merger or the Other Transactions is the affirmative vote of the holders of a majority of the then outstanding shares of Company Common Stock in favor of the approval of this Agreement (the “Shareholder Approval”).
               (b) No holder of Shares nor any other Person will have any appraisal or dissenters’ rights with respect to any Shares, pursuant to the FBCA, including pursuant to Section 607.1302(2)(d) of the FBCA, or any other provision of Law, in connection with the Merger, the Other Transactions or the approval of this Agreement.

          Section 3.22. Rights Agreement. The Company has made available to Parent a correct and complete copy of the Rights Agreement, dated as of April 23, 2002, by and between the Company and American Stock Transfer & Trust Company, as amended by the First Amendment and Supplement to Rights Agreement, dated as of March 5, 2003, and the Second Amendment and Supplement to Rights Agreement, dated as of June 6, 2003, including all exhibits thereto (as amended, the “Rights Plan”). The Company has taken all necessary action so that neither the execution and delivery of this Agreement or the Voting Agreement nor the consummation of the transactions contemplated hereby or thereby will (a) cause the rights granted under the Rights Plan to become exercisable, (b) cause any Person to become an “Acquiring Person” (as defined in the Rights Plan) or (c) give rise to a “Distribution Date” or a “Triggering Event” (each as defined in the Rights Plan) under the Rights Plan.
          Section 3.23. Opinion of Financial Advisor. The Company Board has received the opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than those shareholders specifically identified in such opinion) is fair, from a financial point of view, to such holders. A correct and complete signed copy of the written opinion will be delivered to Parent, solely for informational purposes, promptly after the date hereof.
          Section 3.24. Brokers. Except for Credit Suisse Securities (USA) LLC, whose fees will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has provided to Parent a correct and complete copy of the engagement letter between the Company and Credit Suisse Securities (USA) LLC.
          Section 3.25. Certain Insurance Matters. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has accepted, either directly or indirectly, any commissions from any insurance carrier from whom the Company or any Subsidiary has secured a master policy for the purpose of providing insurance coverage to customers of the Company or any Subsidiary and the employees of such customers (including Worksite Employees). Neither the Company nor any of its Subsidiaries has an ownership interest in any insurance agency. Neither the Company nor any of its Subsidiaries has received any written stop-work order from any state insurance regulator due to the failure of the Company or any Subsidiary, or of a customer of the Company or any Subsidiary, to maintain proper workers’ compensation coverage. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any state insurance regulator concerning the sales practices of the Company or any Subsidiary.
          Section 3.26. Certain Workers’ Compensation Matters.
               (a) To the Knowledge of the Company, each customer of the Company or any Subsidiary that elects not to be covered by workers’ compensation coverage secured by the Company satisfies all of the material conditions set forth in the applicable professional services agreement executed between the Company or such Subsidiary and such customer, including the following: (i) such customer secures and maintains workers’ compensation insurance to cover Worksite Employees in compliance with applicable Law,

(ii) workers’ compensation insurance secured by such customer has a minimum limit of $1,000,000 for employers’ liability, and (iii) the workers’ compensation insurance secured by such customer names the Company as a certificate holder and is endorsed in favor of the Company as an “alternate employer” or “labor contractor.”
               (b) Section 3.26(b) of the Company Disclosure Letter sets forth a correct and complete description of each separate program utilized by the Company to provide workers’ compensation insurance coverage for Worksite Employees since January 1, 2003, including for each program a description of (i) the primary workers’ compensation insurance coverage under such program, (ii) any deductible, self-insured or loss sensitive aspect of such program, (iii) any reinsurance for such program, (iv) the use of captive insurers in connection with such program, (v) funding of such program, and (vi) any security or collateral posted in connection with such program.
          Section 3.27. Client Funds.
               (a) The Company and its Subsidiaries have paid in a timely manner to: (i) the applicable Tax authorities all material amounts that are required to be paid to such authorities on behalf of their Clients and Worksite Employees in respect of all taxable periods or portions thereof prior to the date of this Agreement, and (ii) the applicable regulatory authorities and Authorized Recipients all material amounts that are required to be paid to such authorities and Authorized Recipients on behalf of Clients and Worksite Employees in respect of all payroll periods then ended, in each case, except to the extent that any failure to pay such amount to such authorities was caused solely by the failure of the Client to provide accurate data to the Company and its Subsidiaries. The Company and its Subsidiaries have timely filed with (A) the applicable Tax authorities all material Tax Returns that are required to be filed with respect to Client Funds and (B) applicable regulatory authorities and Authorized Recipients all material filings, if any, that are required to be filed in connection with the Client Funds, except to the extent that any failure to timely file such Tax Returns or make such filings with such authorities or Authorized Recipients was caused solely by the failure of the Client to provide in a timely manner the information necessary to make such filings.
               (b) Section 3.27(b) of the Company Disclosure Letter contains a true and correct list as of as of the date hereof of penalties and interest relating to assessments with respect to payroll Tax Returns filed on behalf of the Clients or its Subsidiaries which, at the time the Company received notice of such assessments, were deemed individually to represent potential exposure to the Company and Subsidiaries, or their Clients, in excess of $250,000. Section 3.27(b) of the Company Disclosure Letter contains a true and correct list as of the date hereof, of the Assumed Client Prepayment Obligations with respect to the specific clients set forth on Section 3.27(b) of the Company Disclosure Letter.
          Section 3.28. No Other Representations or Warranties. Except for the representations and warranties made in or pursuant to this Agreement, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Each of Parent and Merger Sub, jointly and severally, hereby represents and warrants to the Company that:
          Section 4.01. Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay either Parent or Merger Sub from performing its obligations under this Agreement.
          Section 4.02. Articles of Incorporation and Bylaws. Each of Parent and Merger Sub has made available to the Company a correct and complete copy of its articles of incorporation and bylaws, each as amended to date. Such articles of incorporation and bylaws are in full force and effect.
          Section 4.03. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate actions on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.
          Section 4.04. No Conflict; Required Filings and Consents.
               (a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger will not, (i) contravene, conflict with, violate or result in a breach of the respective articles of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 3.06(b) and Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to either Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of either Parent or Merger Sub pursuant to any Contract to which either Parent or Merger Sub is a party or by which either Parent or Merger Sub or any of their respective properties or assets is bound or affected, except, with respect to clauses (i) through (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Parent or Merger Sub from performing their material obligations under this Agreement.
               (b) Assuming the accuracy of Section 3.06(b), the execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) the pre-merger notification requirements of the HSR Act, (iii) the filing and recordation of appropriate merger documents as required by the FBCA and appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or otherwise prevent or materially delay either Parent or Merger Sub from performing its material obligations under this Agreement and (v) such other consents, approvals, authorizations or permits of, or filings or registrations with or notifications to, any Governmental Authority that if not obtained or made would not be material to the Company or Parent or materially adversely affect the ability of the parties to consummate the Merger on the terms set forth herein and within the timeframe in which the Merger would otherwise be consummated in the absence of the need for such consent, authorization, permit, filing, approval, notifications or registration.
          Section 4.05. Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened, against either Parent or Merger Sub before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger. Neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger.
          Section 4.06. Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities, and has conducted its operations only as contemplated by this Agreement.
          Section 4.07. Financing. Parent has delivered to the Company true, correct, complete and executed copies of (i) the debt commitment letter, dated March 3, 2009 (the “Debt

Commitment Letter”) with Comerica Bank to provide debt financing and (ii) the commitment letter, dated March 4, 2009 (the “Investor Commitment Letter” and together with the Debt Commitment Letter, the “Commitment Letters”) from General Atlantic Partners 86, L.P. (“Investor”) to provide equity and debt financing. As of the date hereof, none of the Commitment Letters has been amended or modified, and none of the respective commitments contained in the Commitment Letters has been withdrawn, terminated or rescinded in whole or in part. As of the date hereof, the Investor Commitment Letter is in full force and effect and, to the Knowledge of Parent, the Debt Commitment Letter is in full force and effect. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount provided for in the Commitment Letters other than as specified in the Commitment Letters. Assuming the accuracy of the representations and warranties of the Company contained herein, as of the date hereof, neither Parent nor Merger Sub reasonably expects any of the conditions set forth in the Commitment Letters will not be satisfied. The aggregate proceeds contemplated by the Commitments, together with other funds to which Parent and/or Merger Sub have immediate access, will be sufficient for Parent and/or Merger Sub to (a) pay the Merger Consideration and the fees and expenses of Parent and Merger Sub related to the Merger and (b) pay fees and expenses related to the financings provided for in the Commitment Letters.
          Section 4.08. Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of either Parent or Merger Sub.
          Section 4.09. Ownership of Company Common Stock; Affiliates and Associates. Neither Parent, Merger Sub nor any of their respective subsidiaries is an “interested shareholder” of the Company or an “associate” or “affiliate” of any “interested shareholder” of the Company (as such terms are defined in Section 607.0901 of the FBCA).
          Section 4.10. No Other Representations or Warranties. Except for the representations and warranties made in or pursuant to this Agreement, the Company acknowledges that neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or Merger Sub or their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent or Merger Sub.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
          Section 5.01. Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 5.01 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld), the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and the Company shall, and shall cause each of the Subsidiaries to, use its reasonable best efforts consistent with past practice to preserve substantially intact the business organization of the Company and the Subsidiaries, to preserve the assets and properties of the Company and the Subsidiaries in good repair and condition, to maintain capital expenditure levels consistent with past practices, to keep available the services of its present officers and employees and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other Persons with which the Company or any Subsidiary has material business relations, in each case in the ordinary course of business and in a manner consistent with past practice. Without limiting the generality of the foregoing, except (w) as expressly contemplated by this Agreement, (x) as set forth in Section 5.01 of the Company Disclosure Letter, (y) as required by applicable Law or (z) to the extent Parent otherwise consents in writing (which consent shall not be unreasonably withheld only in relation to clauses (e)(v), (e)(vi), (i), (j), (n), (o) and (p) of this Section 5.01), the Company agrees that neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following:
               (a) amend or otherwise change the articles of incorporation or bylaws of the Company, or such similar organizational or governing documents of the Subsidiaries;
               (b) issue, deliver, sell, transfer, dispose of, pledge or encumber any shares of its capital stock or equity interests, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock or equity interests, voting securities or convertible securities, other than the issuance of shares of Company Common Stock issuable upon the exercise of Company Stock Options outstanding on the date hereof and set forth in Section 3.03(a) of the Company Disclosure Letter;
               (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or equity interests, except for dividends by any direct or indirect wholly owned Subsidiary to the Company or any other wholly owned Subsidiary, except for the Company’s regular quarterly dividend not in excess of $0.05 per share to be declared in March 2009 or April 2009 and paid thereafter to the shareholders of the Company (with no subsequent regular or special dividends to be declared or paid thereafter);
               (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock or equity interests of the Company or any Subsidiary;
               (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business or business organization, any division or business unit thereof or any material assets, (ii) incur, create, assume, modify, amend or otherwise become liable for any Indebtedness (whether pursuant to existing Contracts or otherwise) or other material Liability or issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other Person; provided, however, that the Company may borrow money under the existing Amended and Restated Credit Agreement, dated as of August 30, 2006, as amended through the date hereof, among the Company, Bank of America, N.A., as administrative agent and the other parties thereto (the “Existing Credit Agreement”), in the ordinary course of business consistent with past practice; (iii) enter into any new line of business, (iv) make any loans, advances or capital contributions to, or investments in, Persons other than wholly owned Subsidiaries, (v) sell, lease, license, encumber or otherwise dispose of or transfer (by merger, consolidation, sale of stock or assets or otherwise) any of its assets with an aggregate value in excess of $100,000, or (vi) other than in connection with the ordinary course settlement of disputes with customers, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose off, in full or in part, any accounts receivable owed to the Company or its Subsidiaries, with or without recourse, including any rights or claims associated therewith;
               (f) make or commit to make any capital expenditure, other than in respect of those capital expenditure projects that are incurred in the ordinary course of business and that are set forth in Section 5.01(f) of the Company Disclosure Letter;
               (g) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger);
               (h) (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable or make any additional or new payment or advance to its current or former directors, officers or Company Employees, except for increases required under employment agreements existing on the date hereof and set forth on Section 5.01(h) of the Company Disclosure Letter or pay increases other than for officers or directors of the Company made in the ordinary course and consistent with past practices, (ii) enter into or amend or otherwise alter any employment, change of control or severance agreement, or establish, adopt, enter into or amend any Plan; (iii) except as contemplated by Section 2.03, exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Plan, (iv) grant any new awards under any Plan, including the Company Stock Option Plans, or (v) take any action to fund the payment of compensation or benefits under any Plan except, in the case of clause (v), in the ordinary course of business, consistent with past practices with respect to employees that are not officers or directors, or as may be required by the terms of any such plan, agreement, policy or arrangement in effect on the date hereof and set forth on Section 5.01(h) of the Company Disclosure Letter or to comply with applicable Law, including Section 409A of the Code; provided, however, that, with respect to any change required for compliance with Section 409A of the Code, the Company shall obtain Parent’s prior written consent and such consent shall not be unreasonably withheld;
               (i) make any change to its methods of accounting in effect as of December 31, 2007, except as required by changes in GAAP or by the SEC or as recommended, after the date hereof, by the Company’s independent registered public accounting firm;
               (j) make, change or revoke any material Tax election, settle or compromise any material Tax Liability, change in any material respect any accounting method in respect of Taxes, file any amendment to an income or other material Tax Return, enter into any closing agreement, settle any material claim or material assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

               (k) write up, write down or write off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be required by GAAP;
               (l) waive, settle, satisfy or compromise any material claim (which shall include any pending or threatened material Action), except (i) in the ordinary course of business, (ii) to the extent subject to reserves existing on the date of this Agreement, and (iii) involving amounts outside the ordinary course of business not to exceed $1,000,000; provided, however, that nothing in this Section 5.01(l) shall affect the covenants in Section 6.15;
               (m) enter into any agreement that restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business or any market;
               (n) enter into, amend, modify, cancel or consent to the termination of any Specified Contract or any Contract that would be a Specified Contract if in effect on the date of this Agreement, unless such Specified Contract is terminable at the option of the Company, without any premium, penalty or further liability at any time following consummation of the Merger;
               (o) enter into, renew or amend in any material respect any transaction, Contract, arrangement or understanding (i) between (A) the Company or any Subsidiaries, on the one hand, and (B) any Affiliate of the Company (other than any of the Company’s Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, or (ii) that is set forth (or of the type required to be set forth) in Section 3.09 of the Company Disclosure Letter;
               (p) (i) assign, transfer, license or sublicense, mortgage or encumber any material Intellectual Property, except for non-exclusive licenses or non-exclusive sublicenses of Owned Intellectual Property in the ordinary course of business, or (ii) fail to pay any fee, take any action or make any filing reasonably necessary to maintain its ownership of the material Owned Intellectual Property;
               (q) engage in any “listed transaction” within the meaning of Section 6707A(c) of the Code;
               (r) (i) take any action or omit to take any action that would reasonably be likely to prevent or materially delay satisfaction of the conditions contained in Section 7.01 or Section 7.02 or the consummation of the Merger, or (ii) take any action or omit to take any action that would have or would reasonably be expected to have a Company Material Adverse Effect;
               (s) permit any of the Company Permits or any insurance policy held by the Company or any of the Company’s Subsidiaries to lapse or not to be renewed in a timely manner; or

               (t) announce an intention, enter into any agreement or otherwise make a commitment to do any of the foregoing.
          Section 5.02. Affirmative Tax Covenants. Between the date of this Agreement and the Effective Time, the Company and the Subsidiaries shall (a) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (the “Post-Signing Returns”) in a manner consistent with past practice and giving effect to permitted filing extensions, except as otherwise required by a change in applicable Laws, (b) consult with Parent with respect to all material Post-Signing Returns and deliver drafts of such Post-Signing Returns to Parent no later than five Business Days prior to the date on which such Post-Signing Returns are required to be filed, (c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed, (d) properly reserve (and reflect such reserve in their books and records and financial statements) for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice, and (e) promptly notify Parent of any federal, state, local or foreign income or franchise Tax audit and any other material Action or audit pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims (collectively “Tax Actions”), and not settle or compromise any such Tax Action without Parent’s prior written consent (which consent shall not be unreasonably withheld).
ARTICLE VI
COVENANTS OF THE PARTIES
          Section 6.01. Proxy Statement; Other Filings.
               (a) As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement. Each of the Company, Parent and Merger Sub shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements or other filings prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the date hereof. Each party shall promptly notify the other parties upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide the other parties with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. If at any time prior to the Effective Time, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates or any of their respective officers or directors should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other parties an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.
               (b) The Proxy Statement that is filed by the Company will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company hereby covenants and agrees that none of the information included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no covenant is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by Parent or Merger Sub or the Representatives or Affiliates of Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein. Parent and Merger Sub hereby covenant and agree that none of the information supplied by Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no covenant is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of the Company’s Representatives or Affiliates in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.
          Section 6.02. Company Shareholders’ Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”), as promptly as practicable after the date of this Agreement, for the purpose of voting upon the approval of this Agreement. Subject to Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they approve this Agreement and the Company shall include such recommendation in the Proxy Statement and (ii) the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and will take all other action reasonably necessary or advisable to secure the Shareholder Approval. The Company’s obligations pursuant to the first sentence of this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of an Acquisition Proposal or a Change of Board Recommendation by the Company Board. The Company shall not be entitled to terminate this Agreement in connection with a Change of Board Recommendation (except in order to simultaneously enter into a definitive agreement with respect to a Superior Proposal pursuant to and in accordance with the terms of Section 6.04(c), as contemplated by Section 8.01(h)).

          Section 6.03. Access to Information; Confidentiality.
               (a) From the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries to): (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents, advisors and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice by Parent, to the officers, employees, agents, advisors, properties, offices and other facilities of the Company and the Subsidiaries and to the books and records thereof; provided that the Company may restrict the foregoing access to the extent required by applicable Law; (ii) furnish to Parent within 20 days of the end of each month following the date hereof, an unaudited monthly consolidated balance sheet of the Company and its Subsidiaries for the month then ended and related consolidated statements of operations, cash flows and shareholders’ equity; (iii) furnish to Parent statements of the Company’s consolidated cash position and forecasts (x) on a weekly basis from and after the date hereof and participate with representatives of Parent on calls concerning the Company’s consolidated cash position and forecasts and (y) daily, if at any time the Company’s borrowings under the Existing Credit Agreement exceed $10,000,000 in the aggregate; and (iv) furnish promptly to Parent such other information concerning the business, properties, Contracts, assets, Liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request.
               (b) All information obtained by Parent or its Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with the letter agreement, dated July 31, 2008, between the Company and Parent (the “Confidentiality Agreement”).
          Section 6.04. No Solicitation.
               (a) The Company shall, and the Company shall cause its Subsidiaries and its and their respective Representatives and Affiliates to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and, as promptly as practicable after, and in any event not later than five days after the date hereof, request and thereafter use its reasonable best efforts to obtain the return or destruction (and certification thereof) of all confidential material provided to other persons interested in acquiring the Company or who otherwise participated, as a potential bidder or as an advisor or Representative to a potential bidder, in the auction therefor. Subject to the actions permitted pursuant to Section 6.04(b) and Section 6.04(c), the Company shall not, nor shall the Company permit any of its Subsidiaries or its or their respective Representatives or Affiliates to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to knowingly facilitate (including by way of furnishing non-public information or providing access to its properties, books, records or personnel), any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) have any discussions or participate in any negotiations regarding an Acquisition Proposal, or execute or enter into any agreement, understanding, undertaking or arrangement with respect to an Acquisition Proposal, or approve or recommend or propose or resolve to approve or recommend an Acquisition Proposal or any agreement, understanding or arrangement relating to an Acquisition Proposal, (iii) except simultaneously with or, to the extent required under the FBCA, immediately prior to, a valid termination of this Agreement pursuant to and in accordance with Section 8.01(h), exempt any Person (other than Parent and Merger Sub) from the restrictions on business combinations contained in Sections 607.0901 and 607.0902 of the FBCA, the applicable provisions contained in the Company’s organizational documents or otherwise cause such restrictions not to apply or (iv) except simultaneously with, or, to the extent required under the Rights Plan, immediately prior to, a valid termination of this Agreement pursuant to and in accordance with Section 8.01(h), terminate, waive, amend, modify or release any provision of the Rights Plan other than as contemplated by this Agreement (or publicly propose to do any of the foregoing actions). Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any Representative or Affiliate of the Company, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, or otherwise, will be deemed to be an intentional breach of this Section 6.04 by the Company.
               (b) Notwithstanding anything to the contrary contained in Section 6.04(a), if at any time following the date hereof and prior to obtaining the Shareholder Approval, (i) the Company receives an unsolicited written Acquisition Proposal from a third party that the Company Board believes in good faith to be bona fide and not resulting from a breach of this Section 6.04, (ii) the Company has not breached this Section 6.04, (iii) the Company Board determines in good faith, after consultation with the Company’s financial and outside legal advisors, that such Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal (taking into account, as of the date of such Company Board determination, all relevant factors that the Company Board deems appropriate, including the likelihood that such third party will obtain fully committed debt financing for such Acquisition Proposal) and (iv) the Company Board determines in good faith, after consultation with its outside legal advisors, that the failure to take the actions described in clauses (A) and (B) below would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, then the Company may, in response to such Acquisition Proposal and after giving written notice to Parent, (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company shall not, and shall not allow any of its Representatives to, disclose any material non-public information to such Person without entering into one or more confidentiality agreements (an “Acceptable Confidentiality Agreement”) on terms no more favorable (including with respect to standstill provisions) to such Person than those contained in the Confidentiality Agreement and provided that such Acceptable Confidentiality Agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company in any way from complying with this Agreement, including prohibiting the Company from providing information or written materials to Parent; provided, further, that all such information has previously been provided to Parent or is provided to Parent concurrently with the time it is provided to such Person. The Company shall advise Parent orally and in writing of the receipt of any Acquisition Proposal or any inquiry, offer, indication of interest or proposal with respect to (including any request for non-public information), or that is reasonably likely to lead to, any Acquisition Proposal (in each case within one Business Day of receipt thereof), specifying the price being offered in such Acquisition Proposal and any other material terms and conditions thereof (including financing) and the identity of the party making such Acquisition Proposal or inquiry and shall provide Parent with copies of the bid letters and proposed agreements relating to such Acquisition Proposal (but not any financing commitment letters so long as the material terms and conditions of such commitment letters are disclosed to Parent). The Company shall notify Parent (within one Business Day of receipt) orally and in writing of any material modifications to the financial terms of such Acquisition Proposal or inquiry and shall provide Parent with copies of the documents effecting such amendments or modifications. Without limiting the foregoing, the Company shall inform Parent in writing within one Business Day in the event that it determines to begin providing information or engaging in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 6.04(b).
               (c) Neither the Company Board nor any committee thereof shall, directly or indirectly, (1) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify or resolve to withdraw, qualify or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board of the Merger, this Agreement or the Other Transactions, (2) approve or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (any of the actions referred to in the foregoing clauses (1) and (2), whether taken by the Company Board or any committee thereof, a “Change of Board Recommendation”), (3) approve or recommend or allow the Company or any of its Subsidiaries to enter into any letter of intent, acquisition agreement or any similar agreement or understanding (other than an Acceptable Confidentiality Agreement entered into pursuant to and in accordance with Section 6.04(b)) (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger or any Other Transactions or (4) effect any transaction contemplated by any Acquisition Proposal. Notwithstanding the immediately foregoing sentence, the Company Board may, at any time prior to obtaining the Shareholder Approval and provided the Company has complied with this Section 6.04 in all material respects, if it determines in good faith, after consultation with its outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, (x) cause the Company to terminate this Agreement and to concurrently enter into a definitive agreement with respect to such Superior Proposal or (y) effect a Change of Board Recommendation, in each case if, but only if, the Company receives a written Acquisition Proposal and the Company Board concludes in good faith, after consultation with the Company’s financial and outside legal advisors, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Board may not (A) cause the Company to terminate this Agreement and to concurrently enter into a definitive agreement with respect to such Superior Proposal or (B) effect a Change of Board Recommendation, unless:
                    (i) the Company has (A) provided prior written notice to Parent, at least five Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal and (B) contemporaneously provided with such notice a copy of the relevant proposed transaction agreements (including copies of any bid letters and financing documents) with the Person making such Superior Proposal, any other material documents relating thereto as may exist at such time, the identity of the Person making such Superior Proposal and any other material terms and conditions thereof;

                    (ii) during the Notice Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith, if Parent and Merger Sub desire to negotiate, to make such adjustments in the terms and conditions of this Agreement, and the Company Board shall consider in good faith any changes to the financial and other terms of this Agreement proposed by Parent in writing in response to any such written notice by the Company, so that the Acquisition Proposal ceases to constitute a Superior Proposal as determined by the Company Board in good faith after consultation with the Company’s financial and outside legal advisors. If a Superior Proposal is revised materially, including, any revision to price, then the Company shall deliver to Parent a new written notice and again comply with the requirements of Section 6.04(c)(i) and (ii) with respect to such revised Superior Proposal, on each occasion on which a revised Superior Proposal is submitted; provided, however, on any such occasion the Notice Period shall be three Business Days in lieu of five Business Days; and
                    (iii) in the case of a termination pursuant to Section 8.01(h) (but not in the case of a Change of Board Recommendation only), the Company pays the Company Termination Fee under Section 8.03(b) concurrently with and as a condition to such termination.
               (d) Subject to this Section 6.04, the Company shall (i) not terminate, waive, amend, modify or release any provision of any standstill or confidentiality agreement to which it is a party that relates to a transaction of a type described in the definition of Acquisition Proposal and (ii) enforce the provisions of any such agreements.
               (e) Nothing contained in this Section 6.04 or elsewhere in this Agreement prohibits the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act if the Company Board determines in good faith, after consultation with its legal advisors, that failure to do so would be inconsistent with its fiduciary duties under applicable Law or is otherwise required to be disclosed under applicable Law; provided, however, that the Company Board may not (i) make a Change of Board Recommendation or (ii) take any position under Rule 14d-9 or Rule 14e-2(a) other than recommending rejection of such tender or exchange offer, in each case, without first complying with Section 6.04(c).
               (f) Nothing contained in this Section 6.04 shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 6.04. Notwithstanding anything in this Agreement to the contrary, any factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, shall not be deemed in and of itself to be a Change of Board Recommendation; provided, however, that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such statement, if such statement is to be made and released in a writing.
          Section 6.05. Directors’ and Officers’ Indemnification and Insurance.
               (a) For a period of six years after the Effective Time, unless otherwise required by applicable Law, the articles of incorporation and bylaws of the Surviving

Corporation shall contain provisions no less favorable with respect to the indemnification of directors and officers than are set forth in the articles of incorporation or bylaws of the Company as in effect on the date hereof. Parent shall, and shall cause the Surviving Corporation to, indemnify each present and former director or officer of the Company (collectively, the “Indemnified Parties”), in and to the extent of their capacities as such and not as shareholders of the Company, in respect of actions, omissions or events through the Effective Time to the fullest extent permitted by Law. The Surviving Corporation shall not amend its bylaws after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification, contribution or exculpation thereunder for actions or omissions by such individuals in their capacity as directors or officers at any time prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any Subsidiary of the Company at the Company’s request, it being acknowledged by the Parties that each director or officer and each former director and officer of the Company is or was doing so at such request of the Company.
               (b) The Surviving Corporation shall either (i) cause to be obtained a “tail” insurance policy with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope materially not less favorable than the Company’s existing policies for claims arising from facts or events that occurred prior to the Effective Time or (ii) maintain the existing officers’ and directors’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are materially not less favorable to the Indemnified Parties) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 250% of the last annual premium paid prior to the date hereof; provided, however, that if the existing officers’ and directors’ liability insurance policies expire, are terminated or cancelled during such six-year period or require an annual premium in excess of 250% of the current premium paid by the Company for such insurance, the Company will obtain as much coverage as can be obtained for the remainder of such period for a premium not in excess of 250% (on an annualized basis) of such current annual premium. In lieu of the foregoing, the Company may purchase, prior to, on or after the Effective Time, a six-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Date covering each such director and officer; provided, however, that the Company shall not purchase any such policy for an amount in excess of the amount set forth in Section 6.05(b) of the Company Disclosure Letter without the prior written consent of Parent.
               (c) If Parent or the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or shall cease to continue to exist for any reason or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made reasonably satisfactory to the Company so that the successors and assigns of the Surviving Corporation and the transferee or transferees of such properties and assets, as applicable, shall assume all of the obligations set forth in this Section 6.05.
          Section 6.06. Employee Benefits Matters.

               (a) Parent hereby agrees that, for a period of one year after the Effective Time, it shall, or it shall cause the Surviving Corporation and its subsidiaries to, provide, to each Company Employee as of the Effective Time (other than those Company Employees covered by a collective bargaining agreement) with salary, employee benefits (excluding any equity compensation or defined pension benefits) and incentive compensation opportunities that are comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time. The severance plans, agreements, programs and policies maintained by the Company or its Subsidiaries in effect at the Effective Time and as set forth on Section 6.06(a) of the Company Disclosure Letter shall remain in effect for a period of one year after the Effective Time. Nothing herein shall be deemed to be a guarantee of employment for any Company Employee or to restrict the right of the Surviving Corporation to terminate any Company Employee or, subject to the terms of this Section 6.06(a) to amend, terminate or modify any Plan.
               (b) Except as would not result in duplication of benefits or benefit accrual, Company Employees shall receive service credit (solely for purposes of eligibility to participate and vesting, but excluding benefit accruals under each defined benefit or defined contribution pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries under which each Company Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Subsidiaries under comparable Plans immediately prior to the Effective Time.
               (c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Purchaser Welfare Benefit Plans”) in which a Company Employee may become eligible to participate, Parent shall, except as may be prohibited by the insurance carriers of such plans, use commercially reasonable efforts to (i) waive all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each such Company Employee under any Purchaser Welfare Benefit Plan to the same extent waived or satisfied under a comparable Plan of the Company and (ii) cause any eligible expenses incurred by any Company Employee and his or her covered dependents under a Plan of the Company during the plan year in which the Merger occurs to be taken into account under the Purchaser Welfare Benefit Plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her dependents as if such amounts had been paid in accordance with the Purchaser Welfare Benefit Plans.
               (d) No later than ten Business Days prior to the Closing Date, the Company shall provide Parent with a correct and complete list setting forth the number of Company Employees terminated from each site of employment of the Company and of each Subsidiary of the Company during the 90-day period ending on such date for reasons qualifying the termination as “employment losses” under the WARN Act and the date of each such termination with respect to each termination; provided that this sentence shall not apply with respect to any site of employment at which sufficient Company Employees have not been employed at any time in such 90-day period for terminations of employment at such site to be subject to the WARN Act.

               (e) Notwithstanding anything to the contrary in this Section 6.06, the parties expressly acknowledge and agree that this Agreement is not intended to create a contract between Parent or the Company or any of the Company’s Subsidiaries, on the one hand, and any Affected Employee, on the other hand, and no Affected Employee may rely on this Agreement as the basis for any breach of contract claim against Parent or the Company or any of the Company’s Subsidiaries. No provision of this Section 6.06 is intended to modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.
          Section 6.07. HSR Act and Other Filings.
               (a) Each of Parent and the Company shall (i) use commercially reasonable efforts to make or cause to be made the filings required of such party to this Agreement or any of its subsidiaries or Affiliates under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable, and in any event within ten Business Days following the date hereof, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other materials received by such party or any of its subsidiaries from the United States Federal Trade Commission or the United States Department of Justice or any other Governmental Authority in respect of such filings or such transactions, and (iii) cooperate in good faith with each other in connection with any such filing (including, with respect to the party to this Agreement making a filing, providing copies of all such documents to the non-filing party to this Agreement and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. The parties to this Agreement shall consult in good faith with each other to determine whether any other filing, application or notice must be made or approval must be obtained pursuant to any applicable Law, and shall use commercially reasonable efforts to furnish to each other all information required for any such filing, application or notice to be timely made or approval to be obtained pursuant to any applicable Law in connection with the Merger and the other transactions contemplated by this Agreement. Each party to this Agreement shall promptly notify the other parties to this Agreement of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Authority regarding any such filings or any such transaction. None of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other parties to this Agreement prior notice of such meeting or conversation and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. The parties to this Agreement will consult and cooperate with one another in good faith, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to this Agreement in connection with proceedings under or relating to the HSR Act or other Antitrust Laws or any other applicable Law, if any. Subject to Section 5.02, the Company will consult with Parent in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals and filings made or submitted by or on behalf of the Company to the IRS or any other Governmental Authority in connection with any Tax or insurance matters.

               (b) The parties to this Agreement agree to use commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, including seeking to have any temporary restraining or interim order entered by any court or other Governmental Authority vacated or reversed. Notwithstanding anything to the contrary in this Agreement, none of the Company, Parent or Merger Sub shall be required to, and the Company shall not without the prior written consent of Parent be permitted to, make or enter into any divestitures, licenses or other arrangements (including hold separate arrangements) of or affecting their operations or the operations of the Company, or those of any of their Affiliates, or agree to any other restrictions, in order to obtain any approval from any Governmental Authority to complete the Merger under any Antitrust Laws or otherwise.
          Section 6.08. Intellectual Property. From the date of this Agreement through the Closing Date, the Company shall, and shall cause each of its Subsidiaries to: (a) without the prior written consent of Parent, not (nor permit any licensee or sublicensee to) sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any material Owned Intellectual Property (other than the licensing of Intellectual Property in the ordinary course of business), or enter into any material commitment or transaction with respect to any Intellectual Property outside the ordinary course of business, (b) not do any act or knowingly omit to do any act whereby any material Owned Intellectual Property may become invalidated, abandoned, unmaintained, unenforceable or dedicated to the public domain, (c) notify Parent immediately if it knows or is advised that any material Owned Intellectual Property may become abandoned or dedicated to the public domain, (d) notify promptly Parent of any material Infringement of any material Owned Intellectual Property of which it becomes aware and to consult with Parent regarding the actions to take to protect such material Owned Intellectual Property and (e) take all commercially reasonable actions within the ordinary course of business to protect and maintain the material Owned Intellectual Property, including prosecuting all pending applications for patents or registration of trademarks, copyrights and mask works, and maintaining, to the extent permitted by Law, each patent or registration owned by the Company or any of its Subsidiaries.
          Section 6.09. Notification of Certain Matters. Subject to applicable Laws and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third Person and/or any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement. Between the date hereof and the Effective Time, (a) the Company shall promptly notify Parent in writing of any inaccuracy in any representation or warranty or breach of any covenant of the Company contained herein that, in either case, would, or would reasonably be expected to, result in a failure of any condition set forth in Section 7.01 or Section 7.02, (b) Parent will promptly notify the Company in writing of any inaccuracy in any representation or warranty or breach of any covenant of Parent or Merger Sub contained herein that, in either case, would reasonably be expected to, result in a failure of any condition set forth in Section 7.01 or Section 7.03, and (c) the Company will promptly notify Parent in writing and Parent will promptly notify the Company in writing of any communication received (i) from any Person alleging a material consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or (ii) from any Governmental Authority in connection with the transactions contemplated by this Agreement.

          Section 6.10. Further Action; Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, subject to Section 6.07(b) and the second sentence of this Section 6.10, each of the Company, Parent and Merger Sub agrees to use its respective commercially reasonable efforts to effect the consummation of the Merger as soon as practicable after the date hereof. Without limiting the foregoing, subject to Section 6.07(b), (a) each of the Company, Parent and Merger Sub agrees to use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger, and (b) Parent and the Company shall, and shall cause their Subsidiaries to, as promptly as practicable after the date hereof, use its or their commercially reasonable efforts to provide any notice and/or obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third Person required to be obtained or made by the Company or any of its Subsidiaries in connection with the Merger or the taking of any action by the Company or any of its Subsidiaries contemplated thereby or by this Agreement (including obtaining consents under any Contracts); provided, however, in no event shall any party or any of their Affiliates or stockholders be required to pay any amount or offer any consideration in connection with obtaining any consent, authorization, order, approval or exemption (other than filing fees and expenses associated with any consent, authorization, order, approval or exemption to be sought from any Governmental Authority).
          Section 6.11. Public Announcements. The initial press releases issued by each party announcing the Merger and the transactions contemplated by this Agreement shall be in a form that is mutually and reasonably acceptable to Parent and the Company. Thereafter, Parent and the Company shall consult with one another before issuing any press releases or otherwise making any public announcements (including announcements to employees) with respect to the transactions contemplated by this Agreement and, except as may be required by applicable Laws or by the rules and regulations of the Nasdaq, shall not issue any such press release or make any such announcement prior to such consultation; provided, however, that (a) Parent and the Company shall agree on the content of the first announcement made to the Company’s employees regarding the execution of this Agreement and the transactions contemplated hereby and (b) the Company may make non-public communications to the Company Employees, customers, suppliers or vendors in the ordinary course as long as the Company consults with Parent and affords Parent a reasonable opportunity to approve such communication efforts in advance; provided, further, that such communications are not inconsistent with the announcement agreed to in clause (a) and that in any formal communications with Company Employees, the Company shall not make any commitments to Company Employees that are binding upon Parent or the Surviving Corporation after the Closing.
          Section 6.12. Resignations. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of all directors of the Company and those directors of any Subsidiary designated by Parent to the Company in writing at least five Business Days prior to the Closing.

          Section 6.13. Actions Regarding Anti-Takeover Statutes. If Section 607.0901 or 607.0902 of the FBCA or any other potentially applicable anti-takeover or similar Law is or becomes applicable to this Agreement, the Merger, the Other Transactions, the Voting Agreement or the transactions contemplated by the Voting Agreement, the Company Board shall grant such approvals and take such other actions as may be required, to the extent permitted under such Law, so that the transactions contemplated hereby and thereby (but not any other acquisitions of Company Common Stock) may be consummated as promptly as practicable on the terms and conditions set forth in this Agreement and the Voting Agreement.
          Section 6.14. Standstill Provisions. The restrictions on Parent and Merger Sub contained in the Confidentiality Agreement are hereby waived by the Company but only to the extent reasonably necessary to permit Parent and Merger Sub to consummate the transactions contemplated by this Agreement and/or to comply with their obligations or exercise their legal rights or remedies under this Agreement.
          Section 6.15. Shareholder Litigation. The Company shall provide Parent with prompt notice of and copies of all proceedings and correspondence relating to any Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any shareholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such shareholder Action, shall give due consideration to Parent’s advice with respect to such shareholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent.
          Section 6.16. Rights Plan. The Company shall cause the Rights Plan to terminate upon the Effective Time, without payment of any amounts to any holder thereof. Prior to the earlier of the termination of this Agreement or the Effective Time, except simultaneously with or, if required under the Rights Plan, immediately prior to a valid termination of this Agreement pursuant to and in connection with Section 8.01(h) and except as contemplated by Section 3.22, the Company shall not (i) terminate the Rights Plan, (ii) redeem any rights or interests granted thereunder, (iii) waive or amend any provision thereof or (iv) exempt any Person from the Rights Plan.
          Section 6.17. Rule 16b-3 Exemption. The Company shall, prior to the Effective Time, take all actions as may be necessary or required to qualify for the exemption contemplated by Rule 16b-3 under the Exchange Act with respect to the transactions contemplated by this Agreement (including the treatment of Company Stock Options and Restricted Stock) and any other dispositions of equity securities of the Company (including derivative securities) by each individual who is a director or officer of the Company.
          Section 6.18. Financing.
               (a) From the date hereof until the earlier of (x) the Effective Time, and (y) the termination of this Agreement pursuant to Article VIII hereof, the Company shall provide

Parent and Merger Sub such cooperation as may be reasonably requested in an effort to implement and make effective, as of the Effective Time, the financing provided for in the Commitment Letters and/or any Alternative Financing and/or any other financing proposed by Parent and Merger Sub in connection with the Merger (individually, a “Financing”, and collectively, the “Financings”), including using its reasonable best efforts to assist Parent and Merger Sub with: (i) the preparation by Parent and Merger Sub of an information package (including a version that does not contain material non-public information); (ii) participating in the presentation by Parent and Merger Sub of such information package and related matters to prospective lenders, including by facilitating direct contact between the Company’s senior management and prospective lenders; (iii) paying and discharging at the Effective Time any encumbrances under existing indebtedness, as may be reasonably requested by Parent; (iv) giving timely redemption and pre-payment notices, as applicable, in connection with the refinancing of the Company’s existing indebtedness, as may be reasonably requested by Parent; (v) providing Parent at least five Business Days prior to the Effective Time, with estimated outstanding balances, penalties, fees, per diems and related costs as may be required by Parent to effect the payment or prepayment of any outstanding indebtedness and related amounts on the Effective Time; and (vi) the preparation by Parent and Merger Sub of offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily used in connection with any Financing.
               (b) Notwithstanding the foregoing, nothing contained in this Section 6.18 shall require cooperation with Parent and Merger Sub to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries. Parent also covenants and agrees that if the closing of the Merger does not occur (other than in connection with a termination pursuant to Section 8.01(d), Section 8.01(f), Section 8.01(g) or Section 8.01(h)), Parent shall reimburse the Company for all reasonable out-of-pocket travel expenses and the reasonable fees and expenses of attorneys and accountants to the Company in connection with participation in any “road shows” or other meetings or otherwise in connection with any Financing and shall indemnify the Company with respect to any liabilities arising out of any agreements, arrangements, understandings or documentation entered into in connection with any Financing; provided, that Parent shall not be obligated to indemnify the Company where such liability relates to any information provided by the Company in connection with any such Financing.
               (c) Subject to the following sentence, Parent shall use its reasonable best efforts to arrange the financing provided for in the Commitment Letters on the terms and conditions described in the Commitment Letters, including using its reasonable best efforts to (i) maintain the effectiveness of the Commitment Letters in accordance with their respective terms, (ii) negotiate and enter into definitive contracts with respect to the financing provided for in the Commitment Letters, (iii) satisfy on a timely basis all conditions applicable to Parent in such definitive agreements with respect to the financing provided for in the Commitment Letters and (iv) consummate the financing provided for in the Commitment Letters at or prior to the closing of the Merger. In the event any portion of the financing provided for in the Commitment Letters becomes unavailable on the terms and conditions contemplated in the Commitment Letters or if Parent elects to obtain alternative financing, Parent shall use its reasonable best efforts to arrange to obtain such alternative financing from alternative sources (“Alternative Financing”) in an aggregate principal amount equal to the amounts set forth in, and on terms substantially equivalent to or more favorable to Parent than the terms of, the Commitment Letters. Notwithstanding the foregoing, the Company acknowledges and agrees that Parent shall be under no obligation to seek Alternative Financing or to take any action in connection therewith should any commitment that is provided for in the Debt Commitment Letter not become available, so long as funds are available under the Equity Commitment Letter to offset fully the failure of any commitment to be provided for in the Debt Commitment Letter to be available. Parent shall keep the Company reasonably apprised as to the status of, and any material developments relating to, any Financing. Parent shall promptly notify the Company of any proposal by any of the parties to the Commitment Letters to withdraw, terminate or make any material change in the amount or terms of the Commitment Letters. Parent shall not consent to any amendment, modification or early termination of the Commitment Letters that could reasonably be expected to adversely affect the ability of Parent and Merger Sub to consummate the Merger.
ARTICLE VII
CONDITIONS TO THE MERGER
          Section 7.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver as of the Closing of the following conditions:
               (a) Company Shareholder Approval. The Shareholder Approval shall have been obtained.
               (b) Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger and the transactions contemplated by this Agreement under applicable Antitrust Laws, including the HSR Act, shall have expired or been terminated, and any approvals required thereunder shall have been obtained.
               (c) Governmental Consents. The approvals listed on Section 3.06(b)(v) of the Company Disclosure Letter shall have been obtained. Any other approval of any Governmental Authority or waiting periods under any applicable Law shall have been obtained (without the imposition of any material condition) or have expired, but only if the failure to obtain any such approval or the failure of any such waiting period to expire would constitute a material violation of Law or subject any party to any material fine or other material adverse consequences.
               (d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.
          Section 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) as of the Closing of the following additional conditions:

               (a) Representations and Warranties. All representations and warranties of the Company in Article III shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers set forth therein) as of the Effective Time as if made on and as of such date, except (i) to the extent such representations and warranties speak solely and expressly as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date in accordance with the standard set forth in the immediately following clause (ii) and (ii) as would not or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, (x) each of the representations and warranties set forth in Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.03(e) and Section 3.03(h) shall be true and correct in all respects (unless the failure to be so true and correct would not, or would not reasonably be expected to, individually or in the aggregate, result in the payment of additional Merger Consideration in excess of $200,000 in the aggregate to shareholders, optionholders or holders of other equity securities), (y) the representation and warranty set forth in Section 3.03(g) shall have been true and correct in all material respects as of the date of this Agreement and (z) each of the representations and warranties set forth in Section 3.20, Section 3.21, Section 3.22 and Section 3.24 shall be true and correct in all material respects (in each case, without giving effect to any materiality or Company Material Adverse Effect qualifiers set forth therein).
               (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
               (c) Officer’s Certificate. The Company shall have delivered to each of Parent and Merger Sub a certificate, dated the Closing Date, signed the Chief Executive Officer and Chief Financial Officer of the Company, on behalf of the Company and without any personal liability, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).
               (d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, circumstance, development, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
               (e) FIRPTA Affidavit. Prior to the Closing on the Closing Date, the Company shall have delivered to Parent an executed affidavit, in accordance with Treasury Regulation Section 1.897-2(h)(2) and in a form satisfactory to Parent, certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code and sets forth the Company’s name, address and taxpayer identification number.
          Section 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) as of the Closing of the following additional conditions:
               (a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or similar qualifications contained in them, as of the Effective Time, as though made on and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, prevent the consummation of the Merger or prevent Parent or Merger Sub from performing its obligations under this Agreement.
               (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of them on or prior to the Effective Time.
               (c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer on behalf of Parent and without any personal liability, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).
ARTICLE VIII
TERMINATION
          Section 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company, other than termination by (x) the Company or Parent pursuant to Section 8.01(f) , which termination may only occur after the Company Shareholders’ Meeting, or (y) by the Company pursuant to Section 8.01(h), which termination may only occur prior to obtaining the Shareholder Approval (the date of any such termination, the “Termination Date”), as follows:
               (a) by mutual written consent of Parent and the Company;
               (b) by either Parent or the Company if the Effective Time shall not have occurred on or before July 1, 2009 (the “Expiration Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
               (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such applicable Law to have been enacted, issued, promulgated, enforced or entered;

               (d) by Parent if (i) any of the representations and warranties of the Company in Article III hereof are or shall have become untrue or inaccurate such that Section 7.02(a) would not be satisfied, (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that Section 7.02(b) would not be satisfied or (iii) there shall have occurred any event, circumstance, development, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and, in any such case, such failure to be true or inaccuracy as set forth in clause (i), such breach as set forth in clause (ii) or the occurrence of any condition set forth in clause (iii) has not been, or cannot be, cured within 60 days after written notice to the Company thereof;
               (e) by the Company if (i) any of the representations and warranties of either Parent or Merger Sub herein are or shall have become untrue or inaccurate such that Section 7.03(a) would not be satisfied, or (ii) there has been a breach on the part of either Parent or Merger Sub of any of its covenants or agreements herein such that Section 7.03(b) would not be satisfied, and, in either (i) or (ii), such breach, failure to be true or inaccuracy, has not been, or cannot be, cured within 60 days after written notice to Parent and Merger Sub;
               (f) by either Parent or the Company if the Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting or any adjournments thereof;
               (g) by Parent if the Company Board shall have (i) effected a Change of Board Recommendation or materially breached the Company’s obligations set forth in Section 6.04, (ii) subject to the second sentence of Section 6.04(f), taken any position contemplated by Rule 14e-2(a) of the Exchange Act with respect to any Acquisition Proposal other than recommending rejection of such Acquisition Proposal, (iii) failed to include in the Proxy Statement distributed to shareholders its recommendation that shareholders approve this Agreement and the Merger or (iv) subject to the second sentence of Section 6.04(f), refused to affirm publicly its recommendation of this Agreement and the Merger following any written request by Parent to provide such reaffirmation following an Acquisition Proposal (which request may only be made once with respect to such Acquisition Proposal absent further material changes in such Acquisition Proposal) prior to the earlier of (x) ten Business Days following such request and (y) five Business Days prior to the Company Shareholders’ Meeting, unless, in the case of this clause (y), it would be inconsistent with the Company Board’s fiduciary duties to comply with such request within such time period, in which case the Company shall comply with such request as promptly as practicable consistent with the Company Board’s fiduciary duties; and
               (h) by the Company in order to enter into a definitive agreement with respect to a Superior Proposal pursuant to and in accordance with the terms of Section 6.04(c).
          Section 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and, subject to Section 8.03, there shall be no liability under this Agreement on the part of any party hereto (except that the provisions of Section 6.03(b), this Section 8.02, Section 8.03 and Article IX shall survive any such termination); provided, however, that nothing herein (including payment of the Company Termination Fee) shall relieve any party from liability for any intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination. Parent and Merger Sub agree that an “intentional breach” of this Agreement shall include a failure by Parent or Merger Sub to consummate the Merger due to a failure to obtain the Financing by the tenth Business Day following (or, if the Expiration Date would occur within such 10 Business Day period, then by such earlier date in such 10 Business Day period on which Parent and Merger Sub would be required to consummate the Merger pursuant to Section 1.02) the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions which, by their nature, are to be satisfied at the Closing (but only if such conditions would have been satisfied had the Closing occurred on such tenth Business Day)). No termination of this Agreement shall affect the obligations of the parties under the Confidentiality Agreement.
          Section 8.03. Fees and Expenses.
               (a) Except as otherwise specifically set forth in this Section 8.03, all Expenses incurred in connection with this Agreement shall be paid by the party incurring such Expenses, whether or not the Merger is consummated. “Expenses”, as used in this Agreement, shall include all out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the transactions contemplated hereby, including the authorization, preparation, negotiation, execution and performance of this Agreement and the Other Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of Shareholder Approval and all other matters related to the Closing of the Merger.
               (b) The Company agrees that if this Agreement shall be terminated:
                    (i) by Parent or the Company pursuant to Section 8.01(b), by Parent pursuant to Section 8.01(d), or by Parent or the Company pursuant to Section 8.01(f), and (A) after the date hereof and prior to the Termination Date, a Person or group shall have made an Acquisition Proposal to the Company or the shareholders of the Company or an Acquisition Proposal shall have otherwise become publicly announced and (B) no later than 12 months after the Termination Date, the Company enters into, publicly approves or submits to the shareholders of the Company for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated (which in each case need not be the same Acquisition Proposal as the Acquisition Proposal described in clause (A)), then the Company will pay to Parent, on the date of entry into the definitive agreement in respect of such Acquisition Proposal or, if earlier, the date of the consummation of the transaction in respect of such Acquisition Proposal, as may be applicable, the Company Termination Fee in immediately available funds, as directed by Parent in writing; provided, that for the purpose of this Section 8.03(b)(i), all references to “15%” in the definition of Acquisition Proposal shall be changed to “50%”; or
                    (ii) by Parent pursuant to Section 8.01(g) or by the Company pursuant to Section 8.01(h), then the Company shall pay to Parent, on the Termination Date, the Company Termination Fee in immediately available funds, as directed by Parent in writing.

               (c) In no event shall more than one Company Termination Fee be payable by the Company.
ARTICLE IX
GENERAL PROVISIONS
          Section 9.01. Non-Survival of Representations, Warranties and Agreements. The representations and warranties in this Agreement shall terminate at the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
          Section 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile or electronic transmission, when transmitted and receipt is confirmed. All notices under Section 6.04 or Article VIII shall be delivered by courier and facsimile or electronic transmission to the respective parties at the addresses provided in accordance with this Section 9.02. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):
                    (i) if to Parent or Merger Sub:
TriNet Group, Inc.
San Leandro, CA 94577
1100 San Leandro Blvd., Suite 300
Attention: Gregory L. Hammond
Facsimile No.: (510) 315-1111
Email: legal@trinet.com
with a copy to (which shall not constitute notice):
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800
Attention: Craig Jacoby
Facsimile No.: (415) 693 -2222
Email: cjacoby@cooley.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Matthew W. Abbott

Facsimile No.: (212) 757-3990
Email: mabbott@paulweiss.com
                    (ii) if to the Company:
Gevity HR, Inc.
Legal Department
9000 Town Center Parkway
Bradenton, FL 34202
Attention: Edwin E. Hightower, Jr.
Facsimile No.: (941) 714-4154
Email: Edwin.Hightower@gevity.com
with a copy to (which shall not constitute notice):
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention: John D. Capers, Jr.
Facsimile No.: (404) 572-5132
Email: jcapers@kslaw.com
          Section 9.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the shareholders of the Company, no amendment shall be made except as allowed under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
          Section 9.04. Waiver. Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
          Section 9.05. Certain Definitions.
               (a) For purposes of this Agreement:
          “Acquisition Proposal” means any bona fide inquiry, offer or proposal (other than from Parent or Merger Sub or their respective Affiliates) concerning any (A) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (B) direct or indirect sale, lease, pledge or other disposition of assets or business of the Company representing 15% or more of the consolidated revenues, net income or assets of the Company and its subsidiaries, in a single transaction or a series of related transactions, (C) issuance, sale or other disposition by the Company to any person or group (other than Parent or Merger Sub or any of their respective Affiliates) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, or (D) transaction or series of related transactions in which any person or group (other than Parent or Merger Sub or their respective Affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding Shares.
          “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise. With respect to any employee benefit matter or Plan, the terms “controlling,” “controlled by” and “under common control with” have the meanings set forth in Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA.
          “Antitrust Laws” means any United States federal or state or foreign Laws, administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
          “Assumed Client Obligations” shall mean with respect to any date, obligations of the Company and/or its Subsidiaries as of such date (i) to remit to the applicable regulatory authorities and Authorized Recipients, on behalf of the Company’s or its Subsidiaries’ Clients after such date all (x) workers’ compensation or other insurance premiums or contributions (whether on behalf of employer or employee) to 401(k) or other similar investment plans and (y) Worksite Employees’ net pay (in connection with direct deposit services or check services) that are required to be paid, (ii) to remit to the Tax authorities on behalf of the Company’s or its Subsidiaries’ Clients after such date all federal and state payroll, social security, Medicare, unemployment and other trust Taxes that are required to be paid and (iii) to refund to the Company’s or its Subsidiaries’ Clients after such date any Client Funds over-impounded from such Clients by the Company and/or its Subsidiaries, in each case, in connection with the payroll processing, Tax filing, direct deposit, check, and other employment-related services performed by the Company and/or its Subsidiaries prior to such date. For the avoidance of doubt, all references herein to Assumed Client Obligations shall include Assumed Client Prepayment Obligations.
          “Assumed Client Prepayment Obligations” shall mean, with respect to any date, that portion of the Assumed Client Obligations for which the Company and/or its Subsidiaries is contractually required to pay or remit such amounts to Authorized Recipients prior to receiving Client Funds.
          “Authorized Recipients” means the Worksite Employees and other Persons authorized to receive a payment from the Company or its Subsidiaries as contemplated by the professional service agreements between the Company and its Clients.

          “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.
          “Client” means the clients of the Company or its Subsidiaries with whom the Company or Subsidiary has entered into a professional services agreement and pursuant to which the Company and its Subsidiaries provide human resource, payroll processing, tax filing, direct deposit, check and/or other employment-related services to such client.
          “Client Funds” shall mean, with respect to any date, (i) all Worksite Employees’ net pay (in connection with direct deposit services or check services), (ii) all workers’ compensation or other insurance premiums or contributions (whether on behalf of the employer or Worksite Employee) to 401(k) or other similar investment plans that were withheld by the Company or its Subsidiaries from the payroll of Worksite Employees of, or otherwise collected from, the Company’s or its Subsidiaries’ Clients in connection with the payroll processing services of the Company and its Subsidiaries prior to such date, and (iii) all federal and state payroll, social security, Medicare, unemployment and other trust Taxes that were withheld by the Company or its Subsidiaries from the payroll of Worksite Employees, or otherwise collected from, the Company’s or its Subsidiaries’ Clients in connection with the payroll processing and tax filing services of the Company and its Subsidiaries prior to such date which in the case of each of clauses (i), (ii) and (iii), were not yet remitted to the applicable Tax or regulatory authorities or other Authorized Recipients as of such date.
          “Company Material Adverse Effect” means any event, circumstance, development, occurrence, change or effect that is, individually or in the aggregate, materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall constitute, and no event, circumstance, development, occurrence, change or effect to the extent resulting from any of the following shall constitute, a Company Material Adverse Effect: (i) changes in the national or world economy or in the financial, banking, credit, securities or commodities markets, taken as a whole, (ii) changes in general economic conditions taken as a whole that adversely affect the industries in which the Company and its Subsidiaries conduct their business, (iii) any effect resulting from compliance with the terms and conditions of this Agreement (other than compliance with the Company’s ordinary course covenant in Section 5.01), (iv) any effect resulting from the announcement or pendency of the Merger, including any resulting (x) actions by clients or competitors, (y) loss of personnel or clients or (z) delay or cancellation of orders for services and products; provided, that the exception in this clause (iv) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.06 and, to the extent related to such representations and warranties, the condition in Section 7.02(a), (v) any change in the Company’s stock price on The Nasdaq Global Select Market (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect) or trading volume, (vi) any failure by the Company to meet any internal or published projections, forecasts, or revenue or earnings predictions (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (vii) any effect resulting from changes in Laws after the date of this Agreement, (viii) changes arising as a result of a change in GAAP or regulatory accounting principles after the date hereof, (ix) any effect resulting from an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any act of terrorism, and (x) any change arising or resulting from any material breach of this Agreement by Parent or its Affiliates.
          “Company Termination Fee” means $2,950,000 plus payment of all of Expenses of Parent and its Affiliates not to exceed $1,000,000.
          “Computer Software” means computer software programs and includes all source code and object code.
          “Environmental Laws” means all foreign, federal, state, or local Laws or common law relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.
          “Indebtedness” means (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and any prepayment penalties or other similar amounts payable in connection with the repayment thereof on or prior to the Closing Date), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of its Subsidiaries under capitalized leases, (iv) obligations of the Company or any of its Subsidiaries under conditional sale, title retention or similar agreements or arrangements creating an obligation of the Company or any of its Subsidiaries with respect to the deferred purchase price of property, (v) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (vi) all obligations of any of the Company or any of its Subsidiaries to guarantee any of the foregoing types of obligations on behalf of any Person other than the Company or any of its Subsidiaries.
          “Intellectual Property” means the following and all rights pertaining thereto: (i) patents, patent applications, provisional patent applications and statutory invention registrations (including all utility models and other patent rights under the Laws of all countries and including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, (ii) trademarks, service marks, trade dress, logos, trade names, service names, corporate names, domain names and other brand identifiers, registrations and applications for registration thereof including any and all goodwill, (iii) Computer Software, databases, and copyrights, whether registered or unregistered, (iv) confidential and proprietary information, trade secrets, know-how and show-how, and (v) all similar rights, however denominated, throughout the world, and all rights to collect proceeds from the foregoing, to enforce the foregoing and to collect damages related to such enforcement.
          “Knowledge of Parent” means the actual knowledge of the Persons set forth in Section 9.05(a)(i) of the Company Disclosure Letter.

          “Knowledge of the Company” means the actual knowledge of the Persons set forth in Section 9.05(a)(ii) of the Company Disclosure Letter.
          “Liens” means any pledges, claims, liens, leases, mortgages, easements, covenants, rights of way, title defects, encroachments and any other survey defects, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, conditional sales agreement, restriction (whether on voting, sale, transfer, disposition or otherwise) and security interests of any kind or nature whatsoever.
          “Materials of Environmental Concern” means (i) any hazardous, acutely hazardous, or toxic substance, waste, energy or force defined or regulated as such under Environmental Laws, (ii) petroleum, asbestos, lead, polychlorinated biphenyls, radon, or toxic mold, (iii) electromagnetic energy, noise, or radiation and (iv) any other substance the exposure to which would reasonably be expected, because of hazardous, harmful or toxic qualities, to result in Liability under applicable Environmental Laws.
          “PEO Law” means any Laws relating to the regulation or licensure of professional employer organizations, prepaid limited health services organizations, health maintenance organizations, prepaid health plans and other similar entities.
          “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.
          “Subsidiary” means, when used with respect to the Company, the Surviving Corporation, Parent or Merger Sub, any other Person that the Company, the Surviving Corporation, Parent or Merger Sub, as applicable, directly or indirectly owns, or has the power to vote or control, 50% or more of any class or series of capital stock or equity interests of such Person.
          “Superior Proposal” means a written Acquisition Proposal, except the references therein to “15%” shall be replaced by “50%”, which was not obtained in violation of Section 6.04, and which the Company Board in good faith determines would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company, in their capacities as shareholders, other than Parent, Merger Sub and their respective Affiliates, than the Merger (A) after consultation with the Company’s financial advisor and its outside legal advisors, (B) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, as compared to the terms herein, including the relative likelihood of obtaining the Shareholder Approval and the relative likelihood of the third party making such proposal obtaining financing for such Acquisition Proposal, and (C) after taking into account all appropriate legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, including the identity of the third party making such proposal and the terms of any proposal by Parent made in accordance with Section 6.04 to amend or modify the terms hereof.
          “Tax Returns” means returns, forms, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed or required to be filed with any Governmental Authority (including any schedule or attachment thereto), including any amendment thereof.

          “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed with respect thereto, whether payable by reason of contract, assumption, transferee liability, operation of law or otherwise, including income, alternative or add-on minimum, gross income, gross receipts, sales, use, value-added, ad valorem, franchise, capital, paid-up capital, profits, lease, service, transfer, license, withholding, estimated, payroll, employment, real and personal property, stamp, workers’ compensation, severance, and windfall profits tax.
          “Total Worksite Employees” means the total number of Worksite Employees employed (or co-employed) by the Company and its Subsidiaries in the aggregate.
          “Treasury Regulations” means the regulations promulgated under the Code.
          “Worksite Employee” means any individual who is identified by a contract between the Company or any of its Affiliates and a customer as a co-employee of a Person that is not under common control (as defined in Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) with the Company or such Affiliate, without regard to (i) the fact that such individual may be treated as an employee or co-employee of the Company or such Affiliate for various purposes, including specified purposes under one or more PEO Laws, and (ii) whether such individual may thereafter be held to be a common law employee of a member of the Company or an Affiliate by a court, the IRS or any other relevant Governmental Authority.
               (b) When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a Person are also to its permitted successors and assigns (provided, however, that nothing contained in this Section 9.05(b) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement). Any Law defined or referred to herein (or in any agreement or instrument that is referred to herein) means such Law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When any representation or warranty in this Agreement is qualified by a disclosure in any SEC Report, such disclosure shall not include any disclosure in such SEC Report that is only set forth in any risk factor section thereof or in any section thereof relating to forward-looking statements.
          Section 9.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          Section 9.07. Entire Agreement; Assignment. This Agreement, the Exhibits, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent or Merger Sub may assign all or any of their rights and obligations hereunder to an Affiliate, to a lender or financial institution as collateral for indebtedness or, after the Closing, in connection with a merger, consolidation or sale of all or substantially all of the assets of Parent or the Surviving Corporation and its subsidiaries; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
          Section 9.08. Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (a) as specifically provided in Section 6.05, and (b) following the Effective Time, the rights of holders of equity interests in the Company (collectively, the “Equity Holders”) to receive the Merger Consideration; provided, however, that (x) the Company shall be entitled to make claims for damages based on the Merger Consideration contemplated to be paid to the shareholders of the Company, (y) Parent and Merger Sub shall be entitled to make claims for damages based on the loss of economic benefits (including synergies) of the Merger and the Other Transactions to be realized by Parent, its stockholders or Merger Sub, and (z) without limiting the Company’s right under clause (x) of this Section 9.08, in no event shall the Equity Holders have any claim or causes of action hereunder whether before or after the Effective Time (other than, following the Effective Time, with respect to their right to receive the Merger Consideration) nor shall the Equity Holders have any rights with respect to any amendments or modifications to, termination of, or waivers of any provisions of, this Agreement.
          Section 9.09. No Recourse. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement and any documents delivered pursuant to this Agreement, may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against Parent, on the one hand, or the Company and its Subsidiaries, on the other hand, as applicable, and no past, present or future Affiliate, director, officer, employee, incorporator, member (whether direct or indirect), manager, limited or general partner (whether direct or indirect), shareholder (whether direct or indirect), agent (whether direct or indirect), attorney, assignee or representative of Parent, on the one hand, or the Company and its Subsidiaries, on the other hand, or any of their respective Affiliates (other than the Company’s Subsidiaries), as applicable, shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against the Investor or any Investor Affiliate, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Law, or otherwise. Without limiting the foregoing, the Company hereby acknowledges, on behalf of itself and its stockholders, directors, officers and employees, that it neither has any rights under, nor any right to enforce, directly or indirectly, the rights of Parent or Merger Sub under, the Commitment Letters and it shall not make any direct or indirect claim based upon or under such Commitment Letters.
          Section 9.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to the choice of law principles therein), except to the extent that the Laws of the State of Florida mandatorily apply.
          Section 9.11. Remedies; Submission to Jurisdiction. The parties hereto agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Affiliates or its Representatives and that any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the parties hereto shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Such remedies will not be the exclusive remedies for any breach of this Agreement by each of the parties but will be in addition to all other remedies available at law or equity to each of the parties. In addition, each of the parties hereto (a) consents to submit itself to the jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that the Court of Chancery does not or should not have subject matter jurisdiction over such matter, the Superior Court of the State of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that the Court of Chancery does not or should not have subject matter jurisdiction over such matter, the Superior Court of the State of Delaware) and (d) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.02. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.
          Section 9.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY

LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MERGER. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE MERGER, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
          Section 9.13. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 9.14. Interpretation. The parties hereto acknowledge and agree that (a) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.
          Section 9.15. Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
[Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have executed this Agreement as of the date first above written.

TRINET GROUP, INC.
By:	/s/ Douglas P. Devlin
	Name:	Douglas P. Devlin
	Title:	Chief Financial Officer and Chief Operating Officer

GIN ACQUISITION, INC.
By:	/s/ Douglas P. Devlin
	Name:	Douglas P. Devlin
	Title:	President

GEVITY HR, INC.
By:	/s/ Michael J. Lavington
	Name:	Michael J. Lavington
	Title:	Chairman and CEO

[Signature Page to Agreement and Plan of Merger]